Exhibit 2.1

Execution Copy

STOCK PURCHASE AGREEMENT

by and among

CECity.com, Inc.,

The Shareholders of CECity.com, Inc.

Premier, Inc.

and

Premier Healthcare Solutions, Inc.

Dated as of July 31, 2015

i

ANNEXES

Annex A	-	Definitions

ATTACHMENTS

Attachment I	-	Shareholders

EXHIBITS

Exhibit A	-	Form of Director and Officer Resignation

Exhibit B	-	Net Working Capital Statement

Exhibit C	-	Escrow Agreement

v

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of July 31, 2015, by and among CECity.com, Inc., a Pennsylvania corporation (“CECity”), the Shareholders of CECity listed on Attachment I hereto (each a “Shareholder” and collectively the “Shareholders”), the Guarantors (as defined below), Premier, Inc., a Delaware corporation (“Buyer”) and Premier Healthcare Solutions, Inc., a Delaware corporation (“PHSI”), a wholly-owned subsidiary of Buyer. Except as otherwise indicated, capitalized terms used but not defined herein shall have the meanings set forth in Annex A of this Agreement.

WHEREAS, CECity and CECity Subsidiary and certain affiliates are engaged in the business of providing continuing medical education and certification management system, value registry reporting, quality and performance improvement registry reporting, and performance research registry software solutions to healthcare providers and health systems (the “Business”);

WHEREAS, the parties hereto desire that the Shareholders sell and that Buyer purchase the Shares, in the manner and subject to the terms and conditions set forth herein (including the assignment herein by the Buyer of the right to receive the Shares to PHSI upon the Closing);

WHEREAS, as an inducement to Buyer to enter into this Agreement, concurrently with the execution hereof, each of Lloyd Myers, Simone Karp and Andrew Rabin has executed and delivered to Buyer an employment agreement (the “Employment Agreements”); and

WHEREAS, the Boards of Directors of each of CECity and Buyer have approved this Agreement and the consummation of the transactions contemplated hereby and thereby.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound thereby, the parties hereto hereby agree as follows:

ARTICLE I

PURCHASE AND SALE OF SHARES

Section 1.1 Purchase and Sale of the Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing, the Shareholders shall sell the Shares to Buyer, and Buyer shall purchase the Shares from the Shareholders, free from all Encumbrances.

ARTICLE II

PURCHASE PRICE; CLOSING

Section 2.1 Purchase Price. Upon the terms and subject to the conditions of this Agreement, at the Closing, in consideration for the sale of the Shares to Buyer, Buyer shall pay to the Shareholders the Preliminary Purchase Price with each Shareholder being paid its Pro Rata Portion of the Preliminary Purchase Price; provided, however, that a portion of the Preliminary Purchase Price shall be paid by Buyer directly to the Escrow Agent under the Escrow Agreement as set forth in Section 2.2(d)(iii).

Section 2.2 The Closing.

(a) The closing of the transactions contemplated by this Agreement (the “Closing”) shall be held at the offices of Reed Smith LLP at 225 Fifth Avenue, Pittsburgh, Pennsylvania 15222 (or such other place or places as the parties may mutually agree) at 10:00 a.m. (Eastern time) as follows: (i) if the date on which all the conditions set forth in ARTICLE VIII are satisfied or waived (other than those conditions that, by their nature, are to be satisfied at the Closing (provided such conditions would be so satisfied)) (the “Applicable Date”) is on or before August 21, 2015, then on the third Business Day after the Applicable Date; (ii) if the Applicable Date is on or after August 22, 2015 and on or prior to August 28, 2015, then on August 31, 2015 (which August 31 date shall, for the avoidance of doubt, apply notwithstanding the right to wait until the third Business Day after the Applicable Date); (iii) if the Applicable Date is on or after August 29, 2015, then on the third Business Day after the Applicable Date; or (iv) on such other date as the parties may mutually agree in writing. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.” Except to the extent expressly set forth in this Agreement to the contrary, and notwithstanding the actual occurrence of the Closing at any particular time, the Closing shall be deemed to occur and be effective as of 11:59 p.m. (Eastern time) on the calendar day immediately preceding the Closing Date (the “Effective Time”). All transactions taking place at the Closing shall be deemed to occur simultaneously.

(b) At the Closing, the Shareholders shall deliver or cause to be delivered to Buyer the following:

(i) certificates representing the Shares, duly endorsed in blank, or accompanied by stock powers duly executed in blank, in proper form for transfer on the stock books of CECity;

(ii) certifications duly executed by each Shareholder certifying in accordance with Section 1445 of the Code that such Shareholder is not a “foreign person” as defined in Section 1445(f)(3) of the Code;

(iii) IRS Form 8023 (Election under Section 338 for Corporations Making Qualified Stock Purchases) duly executed by each Shareholder; and

(iv) all other documents expressly required by this Agreement to be delivered by the Shareholders on or prior to the Closing Date.

(c) At the Closing, CECity shall deliver or cause to be delivered to Buyer the following:

(i) true and complete copies of the amended and restated articles of incorporation and by-laws (or equivalent organizational documents), and all amendments thereto, of CECity and CECity Subsidiary, in each case certified by the secretary or other officer of CECity and CECity Subsidiary, respectively;

(ii) to the extent requested by Buyer in accordance with Section 6.13, a letter of resignation substantially in the form attached hereto as Exhibit A from each present director and officer of CECity and CECity Subsidiary;

(iii) releases and termination agreements for all Encumbrances on the assets of CECity (other than Permitted Encumbrances and Encumbrances on equipment and other personal property leased pursuant to personal property leases), including the agreement of the holders of such Encumbrances to terminate all Uniform Commercial Code financing statements filed in connection therewith and payoff letters (reasonably acceptable to Buyer) with respect to the amount of Indebtedness of CECity and CECity Subsidiary, if any, as of the Effective Time;

(iv) the Escrow Agreement, substantially in the form attached hereto as Exhibit C (the “Escrow Agreement”), along with copies of all other schedules and exhibits thereto, executed by the Shareholders’ Representative;

(v) evidence that the Shareholders Agreement has been fully terminated;

(vi) a certificate of the Secretary of CECity certifying as to (A) the resolutions of the Board of Directors of CECity and the requisite shareholders thereof, authorizing and approving all matters in connection with this Agreement and the other Transaction Documents to which CECity is a party and the transactions contemplated hereby and thereby, and (B) signature specimens of the duly elected officers of CECity authorized to execute and deliver this Agreement and the other Transaction Documents to which CECity is a party and the incumbency of each such officer; and

(vii) all other documents expressly required by this Agreement to be delivered by CECity on or prior to the Closing Date.

(d) At the Closing, Buyer shall deliver or cause to be delivered to the Shareholders (or, as expressly required by this Agreement, Shareholders’ Representative or the Escrow Agent) the following:

(i) an amount equal to (A) the Preliminary Purchase Price, minus (B) the Escrow Amount, in immediately available funds by wire transfer to an account or accounts at such bank or banks specified by the Shareholders at least two (2) Business Days prior to the Closing Date;

(ii) the Escrow Agreement, along with copies of all other schedules and exhibits thereto, executed by Buyer and the Escrow Agent;

(iii) to the Escrow Agent, the Escrow Amount in immediately available funds by wire transfer to be held pursuant to the terms of the Escrow Agreement;

(iv) a certificate of the Secretary of Buyer certifying as to (A) the resolutions of the Board of Directors of Buyer and the requisite shareholders thereof, authorizing and approving all matters in connection with this Agreement and the other Transaction Documents to which Buyer is a party and the transactions contemplated hereby and thereby, and (B) signature specimens of the duly elected officers of Buyer authorized to execute and deliver this Agreement and the other Transaction Documents to which Buyer is a party and the incumbency of each such officer; and

(v) all other documents expressly required by this Agreement to be delivered by Buyer or its Affiliates on or prior to the Closing Date.

Section 2.3 Purchase Price Adjustment.

(a) Preliminary Purchase Price Adjustment. No later than three (3) Business Days prior to the Closing Date, CECity and the Shareholders shall prepare and deliver to Buyer a statement setting forth a good faith estimate of (i) the Net Working Capital (the “Estimated Net Working Capital”), as of the Effective Time and as estimated in accordance with the Closing Net Working Capital Principles, (ii) the amount of Cash Equivalents to be held by CECity and CECity Subsidiary as of the Effective Time (the “Estimated Closing Cash Amount”) and (iii) the amount of Indebtedness of CECity and CECity Subsidiary, if any, as of the Effective Time (the “Estimated Closing Indebtedness Amount”).

(b) Post-Closing Purchase Price Determination.

(i) As soon as practicable, but in no event later than forty-five (45) days after the Closing Date, Buyer shall prepare and deliver to the Shareholders the following (collectively, the “Preliminary Adjustment Statement”):

(A) a statement setting forth (x) a reasonably detailed calculation by Buyer of the Net Working Capital as of the Effective Time, prepared by Buyer in accordance with the Closing Net Working Capital Principles, (y) the amount of any Cash Equivalents held by CECity and CECity Subsidiary as of the Effective Time and (z) the amount of any Indebtedness of CECity and CECity Subsidiary as of the Effective Time (collectively, the “Closing Adjustment Amounts”); and

(B) a certificate of an executive officer of Buyer certifying that the Preliminary Adjustment Statement has been prepared in accordance with the Closing Net Working Capital Principles.

(ii) If the Shareholders disagree with Buyer’s calculation of any Closing Adjustment Amount, Shareholders’ Representative shall promptly, but in no event later than forty-five (45) days after receiving the Preliminary Adjustment

Statement (the “Review Period”), deliver to Buyer written notice describing its dispute by specifying those items or amounts as to which the Shareholders disagree, together with the Shareholders’ determination of such disputed items or amounts (a “Dispute Notice”). If Shareholders’ Representative either gives notice that it agrees with Buyer’s calculation of the Closing Adjustment Amounts or fails to deliver a Dispute Notice within the Review Period, Buyer and the Shareholders agree that the Closing Adjustment Amounts as set forth on the Preliminary Adjustment Statement shall be deemed to constitute the Final Net Working Capital, Final Closing Cash Amount and Final Closing Indebtedness Amount as of the date of such notice of agreement or the date of the day immediately following the last day of the Review Period, as applicable. If Shareholders’ Representative delivers a Dispute Notice to Buyer within the Review Period, Shareholders’ Representative and Buyer will use good faith efforts to resolve the dispute during the 30-day period commencing on the date Shareholders’ Representative delivers the Dispute Notice to Buyer (and all such discussions related thereto shall be governed by Rule 408 of the United States Federal Rules of Evidence, and any applicable similar state rule and evidence of such discussions shall not be admissible in any future proceedings between the parties) and, in the event Shareholders’ Representative and Buyer resolve such dispute, the Closing Adjustment Amounts, as agreed in connection with resolving such dispute, shall be deemed to constitute the Final Net Working Capital, Final Closing Cash Amount and Final Closing Indebtedness Amount as of the date that such dispute is so resolved. If Buyer and Shareholders’ Representative are not able to resolve all disputed items within such 30-day period, then either party shall have the right to submit the items in dispute following the expiration of such 30-day period to Source One Business Services LLC, or if Source One Business Services LLC is unwilling to serve, to another mutually acceptable internationally recognized independent accounting firm (the “Accounting Firm”). The Accounting Firm shall be given reasonable access to all relevant records of CECity to calculate the Closing Adjustment Amounts and each of Buyer and Shareholders’ Representative will be afforded an opportunity to present to the Accounting Firm any material relating to the determination of the matters in dispute and to discuss such matters with the Accounting Firm (with any such materials to be submitted to the Accounting Firm within ten days following the expiration of the 30-day period referenced above). The Accounting Firm shall calculate, based solely on the written submissions of Buyer, on the one hand, and Shareholders’ Representative, on the other hand, and not by independent investigation, the Closing Adjustment Amounts and shall be instructed that its calculation (A) must be made in accordance with the standards and definitions in this Agreement (including the Closing Net Working Capital Principles) and Exhibit B, and (B) with respect to each item in dispute, must be within the range of values established for such amount as determined by reference to the value assigned to such amount by Shareholders’ Representative in the Dispute Notice and by Buyer in the Preliminary Adjustment Statement. The Accounting Firm shall submit such calculation (including sufficient explanation for the basis of each calculation) to Shareholders’ Representative and Buyer as soon as practicable, but in any event within thirty (30) days after the remaining issues in dispute are submitted to the Accounting Firm. The determination by the Accounting Firm of the Closing Adjustment Amounts, as set forth in a written notice delivered to Buyer and Shareholders’ Representative by the Accounting Firm in accordance with this Agreement, will, in the absence of fraud or manifest error, be binding and conclusive on Buyer and the Shareholders as of the date of such notice. In making its determination, the Accounting Firm shall act as an expert and not as an arbitrator. The scope of the disputes to be resolved by the Accounting Firm shall be limited to the determination of whether the Closing Adjustment Amounts were properly calculated in accordance with the Closing Net Working Capital Principles, and the Accounting Firm is not to make any other determination or interpretations with respect to this Agreement. The Closing Adjustment Amounts as determined after all disputes have been resolved in accordance with this Section 2.3(b)(ii) are referred to herein as the “Final Net Working Capital” with respect to the final determination of the Net Working Capital, as the “Final Closing Cash Amount” with respect to the final determination of the amount of any Cash Equivalents held by CECity and CECity Subsidiary as of the Effective Time and as the “Final Closing Indebtedness Amount” with respect to the final determination of the amount of any Indebtedness of CECity and CECity Subsidiary of the Effective Time.

(iii) Buyer and the Shareholders shall each pay one-half of the fees and expenses of the Accounting Firm.

(iv) In connection with the Shareholders’ review of the Preliminary Adjustment Statement, Buyer shall (i) provide reasonable access, during normal business hours and upon reasonable notice, to its employees and all work papers, schedules, memoranda and other documents prepared or reviewed by Buyer or any of its employees and accountants or other Representatives during the course of its review which are relevant to the Preliminary Adjustment Statement (which access shall be provided promptly after request by Shareholders’ Representative and/or his Representatives) and (ii) use its reasonable best efforts to cause Buyer’s independent accountant to communicate and cooperate with Shareholders’ Representative and his Representatives with respect to such review. Buyer and its Representatives shall have reasonable access to all relevant information used to prepare the Dispute Notice by the Shareholders and the Shareholders’ Representative, including the work papers of their accountants.

(v) The process set forth in this Section 2.3(b) shall be the exclusive remedy of the Shareholders and Buyer for any disputes related to the Closing Adjustment Amount. Judgement may be entered to enforce such determination set forth in the Accounting Firm’s report in any court of competent jurisdiction.

(c) Final Purchase Price Determination.

(i) The Final Purchase Price shall be an amount equal to the Preliminary Purchase Price, (u) plus, if the Final Net Working Capital as determined pursuant to Section 2.3(b)(ii) exceeds the Estimated Net Working Capital, the amount of such excess, (v) minus, if the Estimated Net Working Capital exceeds the Final Net Working Capital as determined pursuant to Section 2.3(b)(ii), the amount of such excess, (w) plus, if the Final Closing Cash Amount as determined pursuant to Section 2.3(b)(ii) exceeds the Estimated Closing Cash Amount, the amount of such excess, (x) minus, if the Estimated Closing Cash Amount exceeds the Final Closing Cash Amount as determined pursuant to Section 2.3(b)(ii), the amount of such excess, (y) minus, if the Final Closing Indebtedness Amount as determined pursuant to Section 2.3(b)(ii) exceeds the Estimated Closing Indebtedness Amount, the amount of such excess, (z) plus, if the Estimated Closing Indebtedness Amount exceeds the Final Closing Indebtedness Amount as determined pursuant to Section 2.3(b)(ii), the amount of such excess. The “Final Closing Adjustment” shall mean an amount equal to the Final Purchase Price minus the Preliminary Purchase Price.

(ii) Buyer or the Shareholders, as the case may be, shall, within five (5) Business Days after the determination of the Final Net Working Capital, Final Closing Cash Amount and Final Closing Indebtedness Amount pursuant to Section 2.3(b)(ii), make payment to the other by wire transfer of immediately available funds to one or more accounts designated by the other, together with interest thereon at a rate equal to the prime rate as published in The Wall Street Journal in effect on the Closing Date, for the period from the Closing Date through and including the date of payment as follows: (A) if the Final Closing Adjustment is a positive number, Buyer shall pay to each Shareholder an amount equal to such Shareholder’s Pro Rata Portion of the Final Closing Adjustment and (B) if the Final Closing Adjustment is a negative number, the Shareholders’ Representative shall instruct the Escrow Agent to release and distribute to Buyer an amount equal to the absolute value of the Final Closing Adjustment from the escrow account holding the Escrow Amount. Such liability shall not be subject to the De Minimis Claim Threshold, the Basket or the Cap or any limitations or thresholds or provisions in Section 9.3 or 9.4 hereof.

(d) Escrow Agreement. The Escrow Amount shall be held by the Escrow Agent pursuant to the terms of the Escrow Agreement and will be used solely to satisfy any claims for Losses pursuant to Section 9.4 and any shortfall if the Final Closing Adjustment is a negative number and, thereafter, any balance of the Escrow Amount, if any, shall be paid to the Shareholders’ Representative pursuant to the terms of the Escrow Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS

Each Shareholder hereby severally, and not jointly, represents and warrants, as to itself only, to Buyer that, except as set forth in the Disclosure Schedule:

Section 3.1 Title to Shares. Such Shareholder is the sole registered and beneficial owner of the Shares set forth next to such Shareholder’s name in Attachment I, free and clear of all Encumbrances other than restrictions under the Shareholders Agreement, and upon the consummation of the sale of such Shares to Buyer as contemplated hereby, Buyer will receive good title to such Shares, free and clear of all Encumbrances (other than those created by Buyer). Other than this Agreement and the Shareholders Agreement, there are no options, calls or other rights, agreements, arrangements or commitments relating to such Shares obligating the sale of any of such Shares or any interest therein. Except as set forth on Section 3.1 of the Disclosure Schedule, other than such Shares and except as provided in this Agreement, such Shareholder does not own, of record or beneficially, any other notes, equity, warrants or other securities or any rights to purchase or otherwise acquire any securities of CECity or any interest therein. Other than the Shareholders Agreement and this Agreement, such Shareholder is not a party to any voting trusts, proxies, member agreements or other agreements with respect to any Shares.

Section 3.2 Authority Relative to this Agreement, Etc. Such Shareholder (a) if an individual, has all requisite legal capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby and (b) if other than an individual, has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite action on the part of such Shareholder and no other proceedings on the part of such Shareholder are necessary to authorize the execution, delivery and performance in accordance with its terms of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Shareholder and, assuming this Agreement has been duly authorized, executed and delivered by Buyer, CECity and all other Shareholders this Agreement constitutes a legal, valid and binding obligation of such Shareholder, enforceable against such Shareholder, in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

Section 3.3 Consents and Approvals; No Violations. Neither the execution, delivery and performance of this Agreement by such Shareholder nor the consummation of the transactions contemplated hereby will (a) if such Shareholder is not an individual, violate any provision of the certificate of trust (or equivalent organizational documents) of such Shareholder, (b) require any consent, waiver, approval, license, authorization or permit of, or filing with or notification to (collectively, the “Governmental Filings”), any Governmental Authority except for (i) filings with the United States Federal Trade Commission (the “FTC”) and with the Antitrust Division of the United States Department of Justice (the “DOJ”) pursuant to the HSR Act, and the rules and regulations promulgated thereunder, and (ii) any such consent, waiver, approval, license, authorization, permit, filing or notification which, if not obtained or made, would not reasonably be likely to have a Material Adverse Effect, (c) conflict with, or result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation or acceleration or any obligation of such Shareholder under or a loss of any material benefit to which such Shareholder is entitled under, any of the terms, conditions or provisions of any contract that is material to such Shareholder, except for any such conflict, violation, breach, default, termination, cancellation, acceleration, obligation or loss which would not reasonably be likely to have a Material Adverse Effect, or (d) assuming the making of the Governmental Filings referred to in clause (b)(i) of this Section 3.3 and compliance with the applicable provisions of the HSR Act, violate any Law, order or judgment applicable to such Shareholder or by which any of its respective properties or assets may be bound, except for such violations which would not reasonably be likely to have a Material Adverse Effect.

Section 3.4 Litigation. Except as set forth on Section 3.4 of the Disclosure Schedule, as of the date hereof, no Action is pending or, to the Shareholder’s actual knowledge, threatened against Shareholder which would reasonably be likely to prevent or materially delay the consummation by such Shareholder of the transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF CECITY

CECity hereby represents and warrants to Buyer that, except as set forth in the Disclosure Schedule:

Section 4.1 Organization; Capitalization.

(a) (i) CECity is a corporation duly incorporated, validly existing and presently subsisting under the laws of Pennsylvania and (ii) CECity Subsidiary is a limited liability company duly organized, validly existing and presently subsisting under the laws of Pennsylvania. CECity is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the nature of the property owned or leased by it or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be likely to have a Material Adverse Effect.

(b) The entire authorized capital stock of CECity consists of 100,000 shares, divided into Class A Voting Common Stock, par value, $.01 per share (the “Class A Voting Common Stock”), and Class B Nonvoting Common Stock, par value, $.01 per share (the “Class B Nonvoting Common Stock”). There are (i) 100 shares of Class A Voting Common Stock issued and outstanding and (ii) 10,567 shares of Class B Nonvoting Common Stock issued and outstanding (such issued and outstanding shares of Class A Voting Common Stock and Class B Nonvoting Common Stock, being, collectively, the “Shares”). Section 4.1(b) of the Disclosure Schedule sets forth a list of all of the holders of shares of Class A Voting Common Stock and all of the holders of shares of Class B Nonvoting and, in each case, the number of such shares held by such Person. The Shares and the Member Interest have been duly authorized and validly issued and are fully paid and non-assessable. No Shares have been issued in violation of any preemptive or similar right.

(c) Except as set forth in Section 4.1(c) of the Disclosure Schedule, other than the Shares and the Member Interest, there are no shares of common stock, preferred stock or other equity interests of CECity or CECity Subsidiary authorized, reserved, issued or outstanding, and there are no outstanding or authorized preemptive rights or other options, warrants, puts, calls or other similar agreements with respect thereto (i) convertible or exchangeable into or exercisable for any securities of CECity or CECity Subsidiary or (ii) requiring or giving any Person any rights with respect to the issuance, transfer, redemption, or acquisition of any shares of capital stock (or other equity interests) of CECity or CECity Subsidiary. CECity is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any Shares.

(d) CECity owns the sole member interest in CECity Subsidiary (the “Member Interest”), of record and beneficially, free and clear of all Encumbrances. Neither CECity nor CECity Subsidiary has, or has had, any Subsidiaries (other than, in the case of CECity, CECity Subsidiary) and, except as set forth in Section 4.1(d) of the Disclosure Schedule, neither CECity nor CECity Subsidiary owns, directly or indirectly, any capital stock or other equity or voting interest of any Person, has any direct or indirect equity or ownership interest in any business or is a member of or participant in any partnership, joint venture or other entity (other than, in the case of CECity, CECity Subsidiary).

(e) CECity has made available to Buyer true and complete copies of the amended and restated articles of incorporation and by-laws of CECity and the certificate of organization and operating agreement of CECity Subsidiary, in each case as amended to the date of this Agreement, and neither CECity nor CECity Subsidiary is in violation thereof.

Section 4.2 Authority Relative to this Agreement, Etc. CECity has all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which CECity is a party, to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and the other Transaction Documents to which CECity is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by CECity by all by all requisite action on the part of CECity. No other corporate proceedings on the part of CECity are necessary to authorize the execution, delivery and performance in accordance with the terms of this Agreement and the other Transaction Documents to which CECity is a party and the consummation of the transactions contemplated hereby and thereby. This Agreement and the other Transaction Documents to which CECity is a party have been duly and validly executed and delivered by CECity and, assuming this Agreement and the other Transaction Documents to which CECity is a party have been duly authorized, executed and delivered by each other party thereto, this Agreement and the other Transaction Documents to which CECity is a party constitute legal, valid and binding obligations of CECity, enforceable against CECity in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

Section 4.3 Consents and Approvals; No Violations. Neither the execution, delivery and performance of this Agreement, or the other Transaction Documents to which CECity is a party by CECity nor the consummation of the transactions contemplated hereby or thereby by CECity will (a) violate or constitute (with or without notice or lapse of time or both) a default under or require any material authorization, consent, approval or exemption by a third party under any provision of the amended and restated articles of incorporation or by-laws of CECity, (b) require any Governmental Filings with any Governmental Authority, except for (i) filings with the FTC and the DOJ pursuant to the HSR Act, and the rules and regulations promulgated thereunder, and (ii) any such consent, waiver, approval, license, authorization, permit, filing or notification which, if not obtained or made, would not reasonably be likely to have, a Material Adverse Effect, (c) except to the extent set forth in Section 4.3 of the Disclosure Schedule, conflict with, or result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation or acceleration or any obligation of CECity under or a loss of any material benefit to which CECity is entitled under, any of the terms, conditions or provisions of any Material Contract, except for any such conflict, violation, breach, default, termination, cancellation, acceleration, obligation or loss which would not reasonably be likely to have a Material Adverse Effect, or (d) assuming the making of the Governmental Filings referred to in clause (b)(i) of this Section 4.3 and compliance with the applicable provisions of the HSR Act, violate in any material respect any Law, order, judgment or decree applicable to CECity or by which any of its properties or assets may be bound.

Section 4.4 Financial Matters. Section 4.4 of the Disclosure Schedule contains copies of (x) audited balance sheets of CECity at December 31, 2014 and 2013 and the related audited statements of income (loss), changes in stockholders’ equity (deficit) and cash flows for the years then ended (collectively the “Audited Financial Statements”) and the (y) the unaudited balance sheet of CECity as of June 30, 2015 and the unaudited statements of income (loss) and cash flows for the six month period ended June 30, 2015 (the “Unaudited Financial Statements,” and the Audited Financial Statements and the Unaudited Financial Statements being collectively, the “Financial Statements”). Except as set forth in Section 4.4 of the Disclosure Schedule and except, in the case of the Unaudited Financial Statements for normal year-end adjustments and the absence of notes, the Financial Statements were prepared, in all material respects, in accordance with GAAP and present fairly, in all material respects, the financial position, results of operations and cash flows of CECity as of the respective dates and for the respective periods referred to in the Financial Statements.

Section 4.5 Ordinary Course; No Material Adverse Effect. Except as expressly contemplated by this Agreement or as set forth in Section 4.5 of the Disclosure Schedule, since December 31, 2014 (i) the Business has been conducted in all material respects in the ordinary course and (ii) there has not been any change, event or development that has had or would reasonably be likely to have a Material Adverse Effect. Except as set forth on Section 4.5 of the Disclosure Schedule and except as expressly contemplated by this Agreement, since the date of the Unaudited Financial Statements, CECity has not:

(a) borrowed any amount under existing credit lines, except borrowings under such credit lines in the ordinary course of business;

(b) mortgaged, pledged or subjected to any Encumbrance any of its material assets, except Permitted Encumbrances;

(c) sold, leased, assigned, licensed or transferred any of its material assets or any material portion of its tangible assets, except in the ordinary course of business;

(d) sold, leased, assigned, licensed or transferred any Intellectual Property owned by CECity, except in the ordinary course of business;

(e) declared, set aside or paid any dividend or distribution of property to its equityholders or made any other payment to its equityholders, in each case other than Cash Equivalents;

(f) made any material changes in any Benefit Plan or made or promised to make any material changes in wages, salary or other compensation with respect to its officers, directors or employees, in each case other than changes made in the ordinary course of business or pursuant to existing agreements or arrangements or as required to comply with applicable Law;

(g) made a material change in its accounting methods, practices or policies or any Tax method of accounting;

(h) canceled or waived any rights in excess of $200,000 or commenced or settled any litigation involving an amount in excess of $100,000 for any one case; or

(i) modified or amended in any material respect or canceled or terminated any Material Contract, other than any renewals or extensions thereof on the same terms and conditions or otherwise in the ordinary course of business.

Section 4.6 Compliance with Law, Permits. CECity is, and has been since January 1, 2014, in compliance with applicable Law, except where the failure to comply would not reasonably be likely to have a Material Adverse Effect. CECity has all material governmental permits, licenses, certificates, qualifications, registrations, approvals for its products, other approvals and other similar authorizations necessary for the conduct of the Business as presently conducted (the “Permits”) and is in compliance in all material respects with the terms of the Permits. Notwithstanding anything contained in this Section 4.6, no representation or warranty shall be deemed to be made in this Section 4.6 in respect of any matter the subject of which is specifically covered by Section 4.8, Section 4.9, Section 4.10, Section 4.11, Section 4.12, Section 4.13 or Section 4.14.

Section 4.7 Undisclosed Liabilities. Except (a) as disclosed, set forth or reflected or reserved against on the Financial Statements or otherwise reflected in the Final Net Working Capital, (b) for Liabilities incurred or permitted to be incurred pursuant to this Agreement, (c) for Liabilities incurred after December 31, 2014 in the ordinary course of business, (d) for Liabilities arising under Contracts made available to Buyer, (e) for Transaction Expenses, or (f) for Liabilities set forth on Section 4.7 of the Disclosure Schedule, there are no material Liabilities of CECity that would be required by GAAP to be set forth on a balance sheet of CECity. Notwithstanding anything contained in this Section 4.7 no representation or warranty shall be deemed to be made in this Section 4.7 in respect of any matter the subject matter of which is specifically covered by Section 4.6, Section 4.8, Section 4.9, Section 4.10, Section 4.11, Section 4.12, Section 4.13 or Section 4.14.

Section 4.8 Litigation. Except as set forth on Section 4.8 of the Disclosure Schedule, as of the date of this Agreement, there is no material Action, order, judgment or decree pending, or, to the Knowledge of CECity, threatened against CECity or with respect to the Shares before any Governmental Authority or arbitration tribunal. As of the date of this Agreement, CECity has not, since January 1, 2012, received notice that it is subject to any outstanding material injunction, writ, judgment, order or decree of any Governmental Authority or arbitration tribunal. Notwithstanding anything contained in this Section 4.8, no representation or warranty shall be deemed to be made in this Section 4.8 in respect of any matter the subject matter of which is specifically covered by Section 4.6, Section 4.9, Section 4.10, Section 4.11, Section 4.12, Section 4.13 or Section 4.14.

Section 4.9 Taxes.

(a) CECity and CECity Subsidiary are not subject to any material Encumbrances for Taxes, except for Permitted Encumbrances.

(b) Neither CECity nor CECity Subsidiary has entered into any agreement or other document extending, or having the effect of extending, the period of assessment for or collection of any material Taxes.

(c) Each of CECity and CECity Subsidiary has (i) timely filed (or had timely filed on its behalf) with the appropriate Tax Authorities all material Tax Returns required to be filed by or on behalf of it, and each such Tax Return was complete and accurate in all material respects, and (ii) timely paid (or had paid on its behalf) all Taxes due and owing by it (whether or not shown on such Tax Returns). Each of CECity and CECity Subsidiary has withheld and paid all material Taxes required to have been withheld and paid by in connection with amounts owing to any employee, independent contractor, creditor, stockholder, or other third party and all forms required with respect thereto have been properly completed and timely filed with the appropriate Tax Authorities. No written claim has been made within the past three (3) years by a Tax Authority in a jurisdiction where CECity or CECity Subsidiary does not file Tax Returns that CECity or CECity Subsidiary is or may be subject to taxation by that jurisdiction.

(d) There are no Tax Audits pending or threatened in writing against CECity or CECity Subsidiary in respect of any material Tax.

(e) No deficiency for a material Tax has been asserted against CECity or CECity Subsidiary in writing or otherwise to the Knowledge of CECity, except for asserted deficiencies that have been resolved and paid in full.

(f) CECity is, and has at all times since its formation been, a validly electing S corporation within the meaning of Sections 1361 and 1362 of the Code and CECity will be an S corporation up to the Closing Date. CECity Subsidiary is, and has at all times since its formation been, a disregarded entity within the meaning of Treasury Regulation Section 301.7701-2(a) and will be a disregarded entity up to and including the Closing Date.

(g) CECity shall not be liable for any Tax under Section 1374 of the Code in connection with the deemed sale of CECity’s assets (including the assets of CECity Subsidiary) caused by the Section 338(h)(10) Election. Neither CECity nor CECity Subsidiary has, in the past ten years, (i) acquired assets from another corporation in a transaction in which CECity’s Tax basis for the acquired assets was determined, in whole or in part, by reference to the Tax basis of the acquired assets (or any other property) in the hands of the transferor or (ii) acquired the stock of any corporation that is a qualified subchapter S subsidiary.

Section 4.10 Employee Benefit Plans; ERISA.

(a) For purposes of this Agreement, a “Benefit Plan” shall mean each material deferred compensation, incentive compensation, equity compensation, bonus or severance plan, fund or program; each material “welfare” plan, fund or program (within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)); each material “pension” plan, fund or program (within the meaning of Section 3(2) of ERISA); each material employment, change-in-control, termination or severance agreement; and each other material employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by CECity, for the benefit of any CECity employee, or with respect to which CECity otherwise has Liability, as of the date hereof.

(b) With respect to each Benefit Plan, CECity has made available to Buyer true and complete copies of the Benefit Plan or a summary thereof, and, to the extent applicable, any related trust or other funding vehicle, the three most recent Form 5500 (Annual Report), the most recent determination or opinion letter received from the IRS with respect to each Benefit Plan intended to qualify under Section 401(a) of the Code, and any material non-routine correspondence with the IRS, Department of Labor or Pension Benefit Guaranty Corporation within the last two years.

(c) Neither CECity nor any entity treated as a single employer with CECity for the purposes of Section 414 of the Code (each, an “ERISA Affiliate”) sponsors or contributes in any material respect, or has any material Liability with respect to, any employee pension benefit plan that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code.

(d) Neither CECity nor any ERISA Affiliate contributes in any material respect to, is obligated in any material respect to contribute to or has any material Liability with respect to, any “multiemployer pension plan” (as defined in Section 3(37) of ERISA), and no Benefit Plan is described in Section 4063(a) of ERISA, and neither CECity nor any ERISA Affiliate have any material Liability or reasonable expectation of a material Liability with respect to any multiemployer plan or plan described in Section 4063(a) of ERISA.

(e) Each Benefit Plan has been operated and administered in all material respects in accordance with its terms and applicable Law, including ERISA and the Code except as would not reasonably be likely to have a Material Adverse Effect.

(f) Each Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code is the subject of a determination letter or favorable opinion letter to such effect from the IRS and to the Knowledge of CECity, no events have occurred that could reasonably be expected to result in the loss of qualification.

(g) No Benefit Plan that is a welfare benefit plan within the meaning of Section 3(1) of ERISA provides benefits (whether or not insured) for employees for periods extending beyond their retirement or other termination of service, other than continuation coverage mandated by applicable Law or coverage the full cost of which is borne by the participant. CECity has not engaged in a prohibited transaction (as defined in Section 4975 of the Code or Section 406 of ERISA) , and to the Knowledge of CECity, no other Person has engaged in a prohibited transaction, with respect to any Benefit Plan except as would not reasonably be likely to have a Material Adverse Effect.

(h) Except to the extent required by applicable Law, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any employee to severance pay, unemployment compensation or any other payment or (ii) accelerate the time of payment or vesting, or increase the amount, of compensation due any employee.

(i) As of the date of this Agreement, to the Knowledge of CECity, there are (i) no pending or threatened material claims, or facts that would reasonably be expected to give rise to claims, with respect to any Benefit Plan (other than routine claims for benefits) and (ii) no material matters pending with respect to any of the Benefit Plans before any Governmental Authority (other than any submission of a qualified Benefit Plan to the IRS in the ordinary course for a new determination letter).

(j) Substantially all contributions, premiums and benefit payments under or in connection with the Benefit Plans that are required by applicable Law to have been made to the Benefit Plans as of the date hereof in accordance with the terms of the Benefit Plans have been made or have been accrued to the extent required by applicable Law.

(k) Each Benefit Plan that is a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been administered in accordance with Section 409A of the Code, except as would not reasonably be likely to have a Material Adverse Effect. No amount that would reasonably be likely to be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any employee, officer or director of the CECity, who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Benefit Plan, would be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code). CECity has no obligation (whether written or oral) to “gross-up” any employee, officer or director of the CECity for a material amount of excise taxes under Sections 409A or 4999 of the Code.

Notwithstanding anything to the contrary in this Agreement, the representations and warranties set forth in this Section 4.10 are the only representations and warranties relating to Benefit Plans, made by CECity under this Agreement.

Section 4.11 Labor.

(a) Except as set forth in Section 4.11 of the Disclosure Schedule, as of the date of this Agreement, CECity is not a party to any collective bargaining agreement and, to the Knowledge of CECity, no person employed by CECity as of the date hereof is represented by any union in connection with his or her employment by CECity.

(b) Section 4.11 of the Disclosure Schedule contains a true and complete list of all employees of CECity as of the date hereof, including any such employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, and sets forth for each such individual the following: (i) name; (ii) title or position (including whether full or part time); (iii) hire date; (iv) current annual base compensation rate; (v) whether such individual is on short-term disability leave (and if so, expected date of return to work); (vi) whether such individual is on long-term disability leave (and if so, expected date of return to work); and (vii) classification as exempt versus non-exempt under the Fair Labor Standards Act and similar state Laws. Except as set forth on Section 4.11 of the Disclosure Schedule or except as provided under any existing Contract or the terms of a Benefit Plan as in effect as of the date hereof that has been made available to Buyer, CECity has not committed itself to materially increase the remuneration of such employees or otherwise materially change the terms and conditions of their employment. Except as set forth on Section 4.11 of the Disclosure Schedules, CECity has not involuntarily terminated, reduced by more than 50% the hours of, or laid off any CECity employees in the ninety (90) days prior to the Closing Date.

(c) Except as disclosed on Section 4.11 of the Disclosure Schedule, there is no existing, pending or, to the Knowledge of CECity, threatened (and CECity has not received notice of any) strike, union organization drive, demands for representation, or primary or secondary boycott or labor dispute during the past three (3) years, nor, to the Knowledge of CECity, are there any campaigns being conducted to solicit cards from CECity employees to authorize representation by any labor organization.

(d) No facility of CECity has been closed, there have not been implementations of any early retirement, separation or window program within the past three (3) years with respect to CECity, nor are there any plans or announcements of any such action or program for the future. CECity currently is in compliance in all material respects with its obligations with respect to the Workers Adjustment and Retraining Notification Act of 1988.

Section 4.12 Environmental Matters. To the Knowledge of CECity, (a) CECity is in compliance with all applicable Environmental Laws (which compliance includes, but is not limited to, the possession by such entities of all Environmental Permits, and compliance with the terms and conditions thereof), except where failure to be in compliance would not reasonably be likely to have a Material Adverse Effect; (b) there is no Environmental Claim pending or, to the

Knowledge of CECity, threatened against CECity which would reasonably be likely to have a Material Adverse Effect; (c) there have been no Releases of Hazardous Substances on, at, in or underneath any of the Leased Real Property that would reasonably be likely to have a Material Adverse Effect; and (d) CECity has delivered or otherwise made available for inspection to Buyer true and complete copies of any material reports, studies, analyses, tests or monitoring reports prepared by third parties and possessed by CECity and pertaining to Hazardous Substances in, on, beneath or adjacent to the Leased Real Property, or regarding its compliance with applicable Environmental Laws, that have been prepared since January 1, 2008. Notwithstanding anything to the contrary herein, the parties hereby agree that all matters with respect to compliance with, or Liabilities arising under, Environmental Laws shall be excluded from all other representations and warranties in this ARTICLE IV. The representations and warranties contained in this Section 4.12 shall be the exclusive representations and warranties with respect to such matters.

Section 4.13 Real Property.

(a) CECity has no Owned Real Property and has never owned any Owned Real Property. CECity has good and valid leasehold title to the Leased Real Property, free and clear of all Encumbrances other than Permitted Encumbrances. The Leased Real Property constitutes all of the real property and improvements leased, used or occupied by CECity in connection with the Business.

(b) True and complete copies of all material Leases in effect as of the date hereof relating to the Leased Real Property have heretofore been delivered by CECity to Buyer, which Leases are described on Section 4.13 of the Disclosure Schedule. All such Leases are valid and binding obligations of CECity and are enforceable against the parties thereto, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles. CECity is not and, to the Knowledge of CECity, no other party is in default under and, to the Knowledge of CECity, no conditions or events exist which (with or without notice or lapse of time or both) would constitute a default by any party under any Lease relating to Leased Real Property. Other than as set forth on Section 4.13 of the Disclosure Schedule, no Leases include a right or option to purchase any real property or interest therein. With respect to each Lease described on, or required to be described on, Section 4.13 of the Disclosure Schedule, (i) there are no current material disputes with respect to such Lease, (ii) a material portion of the security deposit deposited with respect to such Lease has not been applied in respect of a breach or default under such Lease which has not been redeposited in full, (iii) CECity does not owe, nor will it owe in the future, any material brokerage commissions or finder’s fees with respect to such Lease, (iv) CECity has not collaterally assigned or granted any material security interest in such Lease or any interest therein, and (v) there are no oral or written leases, subleases, licenses, concessions or other agreements, written or oral, granting to any party or parties (other than CECity) the right to use or occupy any portion of Leased Real Property under such Lease.

(c) As of the date hereof, CECity has not received any written notice from any Governmental Authority that the Real Property is in any violation of any federal, state or municipal law, ordinance, order, regulation or requirement that would reasonably be likely to have a Material Adverse Effect. To the Knowledge of CECity, all Real Property facilities and improvements have received all material approvals of Governmental Authorities required in connection with the use, occupation and operation in all material respect thereof for the purposes of the Business and have been operated and maintained in all material respect in accordance with applicable Law.

(d) As of the date hereof, CECity has not received any written notice that (i) any condemnation proceeding is pending or threatened with respect to any Real Property or (ii) any material zoning or building code, ordinance, order or regulation is or will be violated by the continued maintenance, operation or use (whether in connection with the Business or otherwise) of any buildings or other improvements on any Real Property except for any such violation that would not reasonably be likely to have a Material Adverse Effect.

(e) With respect to each Leased Real Property, (i) all facilities located on such Leased Real Property are supplied with utilities and other services reasonably necessary for the operation of such Leased Real Property by CECity for the purposes of operating the Business, all of which services are, to the Knowledge of CECity, adequate and in accordance in all material respects with all applicable Laws.

Section 4.14 Intellectual Property.

(a) Set forth in Section 4.14(a) of the Disclosure Schedule is a list, as of the date of this Agreement, of all material United States and foreign: (i) issued Patents and Patent applications; (ii) Trademark registrations, Trademark applications and Internet domain names; and (iii) Copyright registrations and Copyright applications, in each case, owned by CECity and CECity Subsidiary. To the Knowledge of CECity, all such Intellectual Property is in effect and subsisting.

(b) Except as set forth in Section 4.14(b) of the Disclosure Schedule or as would not reasonably be likely to have a Material Adverse Effect, to the Knowledge of CECity, as of the date hereof, (i) the conduct of the Business does not infringe or otherwise violate any Person’s Intellectual Property, and (ii) there is no claim of infringement or other violation of any Person’s Intellectual Property by the Business pending or threatened in writing against CECity.

(c) Except as would not reasonably be likely to have a Material Adverse Effect, to the Knowledge of CECity, as of the date hereof, (i) no Person is infringing or otherwise violating any Intellectual Property that is owned by CECity, and (ii) no claims of infringement or other violation of any Intellectual Property owned by CECity are pending or threatened in writing against any Person by CECity. Notwithstanding anything to the contrary herein, the provisions of this Section 4.14(c) constitute the only representations and warranties of CECity with respect to any actual or alleged infringement or other violation of any Intellectual Property of any other Person.

(d) Each employee of and consultant hired by CECity has executed a confidentiality agreement or is otherwise subject to confidentiality requirements with respect to material Intellectual Property of CECity, and each employee of and consultant hired by CECity that is responsible for the creation or development of material Intellectual Property of CECity has executed an agreement with CECity that assigns to CECity all Intellectual Property developed by such employee or consultant while an employee or consultant of CECity or performing services for CECity, as the case may be.

(e) Except as set forth in Section 4.14(e) of the Disclosure Schedule, CECity owns all rights, title and interests in the Intellectual Property described in Section 4.14(a). CECity owns or has enforceable rights to use all software material to the Business, including the Company Solution, and all Intellectual Property therein, except to the extent the failure to do so would be reasonably likely to have a Material Adverse Effect.

(f) Except to CECity’s customers pursuant to the agreements as set forth in Section 4.14(f) of the Disclosure Schedule, CECity has not licensed, distributed, or disclosed, and is not obligated to disclose, a source code version of any software material to the Business, including any Company Solution. No source code has been released pursuant to the agreements set forth in Section 4.14(f) of the Disclosure Schedule. Except as set forth in Section 4.14(f) of the Disclosure Schedule, CECity has made available to Buyer a copy of each of the agreements described in Section 4.14(f) of the Disclosure Schedule.

Section 4.15 Assets; CECity Subsidiary; Related Persons.

(a) CECity has good title to, or a valid and binding leasehold or other interest in, all material personal property and other assets (including IT Assets) reflected on, or required to be reflected upon, the most recent balance sheet contained in the Financial Statements or thereafter acquired by CECity, except for property or other assets sold or otherwise disposed of since the date of such balance sheet in the ordinary course of business, free and clear of all Encumbrances, except Permitted Encumbrances; provided, that the foregoing shall not apply to Real Property and Intellectual Property, which are covered in Section 4.13 and Section 4.14, respectively.

(b) CECity Subsidiary has not conducted any business as of the date of this Agreement, has no, and has never had, any employees, and is not party to any Contract that would be deemed to be a Material Contract. The only material asset owned by CECity Subsidiary is a pending trademark on “Revolution Q.”

(c) None of the Shareholders, executive officers or directors nor any Related Persons (as defined below) of the Shareholders, executive officers or directors own any properties or assets necessary for the conduct of the business currently conducted by CECity. “Related Persons” shall mean, with respect to a specified Person, (i) any immediate family member of such Person if such Person is an individual, (ii) any entity in which such Person or an immediate family member of such Person has a material financial interest, and (iii) any entity with respect to which such Person serves as a director, officer, partner, member, trustee or in a similar capacity.

Section 4.16 Brokers and Finders. Except for Deutsche Bank Securities Inc. and M&A Securities Group, Inc., the fees of which will be paid by the Shareholders, in connection with the transactions contemplated by this Agreement, neither CECity nor any of the Shareholders will incur any brokerage, investment banking, finders’ or similar fee for which any Person other than the Shareholders will be liable.

Section 4.17 Contracts. Section 4.17 of the Disclosure Schedule contains a complete list, as of the date hereof, of all Contracts (other than Benefit Plans) to which CECity is a party or by which CECity is bound, that fall within any of the following categories (the “Material Contracts”):

(a) each material Contract with a Key Customer (other than statements of work (unless there is no underlying master agreement), project exhibits, purchase orders, sales orders, rebate agreements or invoices under such contracts entered into in the ordinary course of business);

(b) each material Contract with a Key Supplier (other than purchase orders, sales orders, rebate agreements or invoices under such contracts entered into in the ordinary course of business);

(c) each Contract which limits the ability of CECity to compete in any material respect with any Person, or which contains material exclusivity or “most-favored nation” provisions (other than for the benefit of CECity);

(d) each material CECity IP Contract other than non-disclosure agreements, employee invention assignments, customer agreements, and similar agreements entered into in the ordinary course of business;

(e) each Contract establishing or setting forth the terms of a partnership, limited liability company (other than the organizational documents of CECity Subsidiary) or joint venture;

(f) each Contract that is a lease of tangible personal property that is material to the Business;

(g) any agreement or indenture relating to the borrowing of money or to the mortgage or pledge of, or the attachment of an Encumbrance on, any property of CECity that is material to the Business;

(h) any guaranty by CECity of any material third-party obligation;

(i) all employment agreements between CECity and any individual, other than employment agreements terminable at the will of CECity, without material liability, penalty or premium on 90 or fewer days’ notice or employment agreements that do not provide for any material severance or other post-termination payment;

(j) any contract with any Governmental Authority that involves the payment or receipt by CECity of $100,000 or more in any one (1) year in the case of any single Contract; and

(k) each Contract that relates to the license to CECity of any material Intellectual Property, other than “shrink wrap” or “click through” licenses or licenses of generally-available “off the shelf” computer software or databases.

CECity has made available to Buyer a copy of each of the foregoing agreements or arrangements which has been reduced to writing and a written summary of each oral agreement or arrangement.

Each Material Contract is valid, binding and enforceable against CECity and, to the Knowledge of CECity, the other parties thereto in accordance with its terms, in each case, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles, and is in full force and effect in all material respects. Neither CECity nor, to the Knowledge of CECity, any other party to a Material Contract is in default under or in breach of any such Material Contract in any material respect.

Section 4.18 Key Customers and Key Suppliers.

(a) Section A(1) of the Disclosure Schedule sets forth a list of each Key Customer, including the dollar sales volumes relating thereto during the twelve (12) month period ended December 31, 2014. Except as set forth in Section 4.18(a) of the Disclosure Schedule, the relationship between CECity and each Key Customer has not changed in any material adverse respect since December 31, 2014.

(b) Section A(2) of the Disclosure Schedule sets forth a list of each Key Supplier, including the dollar amounts invoiced during the twelve (12) month period ended December 31, 2014. Except as set forth in Section 4.18(b) of the Disclosure Schedule, the relationship between CECity and each Key Supplier has not changed in any material adverse respect since December 31, 2014.

(c) Except as set forth in Section 4.18 of the Disclosure Schedule, none of the Key Customers or Key Suppliers has given written or, to the Knowledge of CECity, oral notice of their intent of not continuing their relationship or not continuing to conduct business with CECity after the Closing Date in substantially the same manner and on the same terms and conditions as prior to the date hereof.

Section 4.19 Accounts Receivable. All of the accounts receivable of CECity are valid and enforceable claims, subject to no material set off or counterclaim, except as required by the terms of any Contract existing as of the date hereof, or by applicable Law. All accounts receivable of CECity are determined in accordance with GAAP and arose out of bona fide transactions in the ordinary course of business.

Section 4.20 Insurance. Section 4.20 of the Disclosure Schedule lists (a) each material insurance policy (other than an insurance policy providing benefits under or pursuant to a Benefit Plan) to which CECity is a party, a named insured or otherwise the beneficiary of coverage and (b) a description of any claims made by or on behalf of CECity thereunder that are currently unresolved. All such insurance policies are in full force and effect. To the Knowledge of CECity, CECity is not in default with respect to its obligations under any such insurance policies. All current litigation covered by any such insurance policies has been properly reported to and accepted by the applicable insurance company. CECity and its assets and properties are insured in amounts no less than as required by applicable Law and any Material Contract to which CECity is a party.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to CECity and to each of the Shareholders that:

Section 5.1 Corporate Organization and Standing. Buyer is (a) a corporation duly organized, validly existing and duly qualified or licensed and in good standing under the Laws of the state or jurisdiction of its organization with full corporate or other power and authority to own, lease, use and operate its properties and to conduct its business, and (b) duly qualified or licensed to do business and is in good standing in any other jurisdiction in which the nature of the business conducted by it or the property it owns, leases or operates requires it to so qualify, be licensed or be in good standing.

Section 5.2 Authority Relative to this Agreement, Etc. Buyer has all requisite corporate authority and power to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite action on the part of Buyer. No other corporate proceedings on the part of Buyer (and no action on part of any stockholders of Buyer) or any Subsidiary thereof are necessary to authorize the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Buyer and, assuming this Agreement has been duly authorized, executed and delivered by CECity and each Shareholder, this Agreement constitutes a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

Section 5.3 Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby by Buyer will (a) violate any provision of the certificate of incorporation or bylaws (or other comparable governing documents) of Buyer, (b) require any Governmental Filings with any Governmental Authority, except for (i) filings with the FTC and the DOJ pursuant to the HSR Act, and the rules and regulations promulgated thereunder and (ii) any such consent, waiver, approval, license, authorization, permit, filing or notification which, if not obtained or made, would not reasonably be likely to prevent or materially delay the consummation by Buyer of the transactions contemplated by this Agreement, (c) conflict with or result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default under or give rise to any right of termination, cancellation or acceleration or any obligation to repay or a loss of any benefit to which Buyer is entitled under, any of the terms, conditions or provisions of any material Contract to which Buyer is a party or by which Buyer or any of its properties or assets may be bound, except such violation, breach, default, termination, cancellation, acceleration obligation or loss which would not reasonably be likely to prevent or materially delay the consummation by Buyer of the transactions contemplated by this Agreement or (d) assuming the making of the Governmental Filings and obtaining of the related approval referred to in clause (b)(i) of this Section 5.3, violate any Law applicable to Buyer or by which any of its properties or assets may be bound.

Section 5.4 Brokers and Finders. None of Buyer or any of its officers, directors or employees has employed any investment banker, broker or finder or incurred any Liability for any investment banking fees, brokerage fees, commissions or finders’ fees in connection with the transactions contemplated by this Agreement for which CECity or any of the Shareholders or any of their Affiliates has or could have any Liability.

Section 5.5 Financing. Buyer has, and will have as of the Closing, sufficient funds necessary to fully and timely satisfy all of its obligations under this Agreement, including payment of (a) the Preliminary Purchase Price and any adjustment thereto and (b) all of the fees, costs and expenses incurred by Buyer or its Affiliates in connection with the transactions contemplated by this Agreement. Buyer’s obligations under this Agreement are not subject to any conditions regarding Buyer’s, its Affiliates’, or any other Person’s ability to obtain financing for the consummation of the transactions contemplated hereby.

Section 5.6 Investigations; Litigation. There is no Action pending (or, to the knowledge of Buyer, threatened) by or before any Governmental Authority with respect to Buyer or any of its Subsidiaries or any of their respective assets or properties which would reasonably be likely to prevent or materially delay the consummation by Buyer of the transactions contemplated by this Agreement. There are no orders, judgments or decrees of any Governmental Authority which would reasonably be likely to prevent or materially delay the consummation by Buyer of the transactions contemplated by this Agreement.

Section 5.7 Solvency. Assuming satisfaction of the condition set forth in Section 8.3(d), immediately after giving effect to the transactions contemplated by this Agreement, Buyer and its Subsidiaries will be Solvent. No transfer of property is being made, and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Buyer or CECity.

Section 5.8 Investigation by Buyer; Investment Intent. Buyer has conducted its own evaluation of CECity, its assets and properties and the Business and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its purchase of the Shares. Buyer confirms that (i) it can bear the economic risk of its investment in the Shares and can afford to lose its entire investment in the Shares and (ii) CECity and the Shareholders have made available to Buyer (A) the opportunity to ask questions of the officers and management employees of CECity and its Affiliates and to acquire additional information about the Business and financial condition of CECity, and (B) in the Data Room, information and documents, including written responses to questions submitted by, or on behalf of, Buyer, relating to CECity and the Business and its assets and properties. Buyer is an “accredited investor” as such term is defined in Rule 501(a) of Regulation D under the Securities Act. Buyer is acquiring the Shares for investment and not with a view toward, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the Shares. Buyer agrees that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any applicable state securities laws, except pursuant to an exemption from such registration under such Laws.

Section 5.9 Interest in Competitors. Buyer does not own any interest(s), nor does any of its respective Affiliates insofar as such Affiliate-owned interests would be attributed to Buyer under the Regulatory Laws, in any entity or person the ownership or control of which would reasonably be expected to result in any prohibition of, or delay in, the consummation of any transaction contemplated by this Agreement.

Section 5.10 No Additional Representations; No Reliance.

(a) Buyer acknowledges and agrees that neither CECity nor any of the Shareholders nor their respective Affiliates, nor any other Person, has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding CECity, the Business, the Shares or other matters that are not specifically included in this Agreement or the Disclosure Schedule. Without limiting the generality of the foregoing, neither CECity nor any of the Shareholders nor their respective Affiliates (nor any other Person) has made a representation or warranty to Buyer with respect to, and neither CECity nor any of the Shareholders nor their respective Affiliates (nor any other Person) shall be subject to, any liability to Buyer or any other Person resulting from, CECity, the Shareholders, or their respective Representatives making available to Buyer, (i) any projections, estimates or budgets for the Business, or (ii) any materials, documents or information relating to CECity, the Business, or the Shares made available to Buyer or its Affiliate or their respective Representatives in the Data Room or any offering memorandum, confidential information memorandum, management presentation or otherwise, in each case except as expressly covered by a representation or warranty set forth in ARTICLE III or ARTICLE IV of this Agreement or any certificate delivered to Buyer pursuant to this Agreement. In connection with Buyer’s investigation of CECity and the Business and CECity’s assets and properties, CECity has delivered, or made available to Buyer and its Affiliates and their respective Representatives, certain projections and other forecasts including but not limited to, projected financial statements, cash flow items and other data of CECity relating to the Business and certain business plan information of the Business. Buyer acknowledges that there are uncertainties inherent in attempting to make such projections and other forecasts and plans and accordingly is not relying on them, that Buyer is familiar with such uncertainties, that Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections and other forecasts and plans so furnished to it, and that Buyer and its Affiliates and their respective Representatives shall have no claim against any Person with respect thereto.

Accordingly, Buyer acknowledges that, without limiting the generality of Section 10.19, neither CECity nor any of the Shareholders, nor any of their respective Representatives or Affiliates, have made any representation or warranty with respect to such projections and other forecasts and plans.

(b) Notwithstanding anything contained in this Agreement, it is the explicit intent of the parties hereto that neither CECity nor any of the Shareholders are making any representation or warranty whatsoever, express or implied, beyond those expressly given in ARTICLE III and ARTICLE IV of this Agreement or in any certificate delivered pursuant to this Agreement, including any implied warranty or representation as to the value, condition, non-infringement, merchantability, suitability or fitness for a particular purpose as to any of the CECity assets and, except as expressly provided in ARTICLE III and ARTICLE IV of this Agreement or in any certificate delivered pursuant to this Agreement and subject to the terms and conditions of ARTICLE III and ARTICLE IV of this Agreement, it is understood that in connection with its acquisition of the Shares upon the consummation of the transactions contemplated hereby, Buyer will acquire the assets and properties of CECity as is and where is with all faults as of the Closing Date with any and all defects.

(c) In furtherance of the foregoing, Buyer acknowledges that it is not relying on any representation or warranty of CECity or the Shareholders or any of their respective Representatives, other than those representations and warranties specifically set forth in ARTICLE III and ARTICLE IV of this Agreement or in any certificate delivered pursuant to this Agreement. Buyer acknowledges that it has conducted to its satisfaction an independent investigation of the financial condition, Liabilities, results of operations and projected operations of the Business and the nature and condition of CECity’s properties, assets and businesses and, in making the determination to proceed with the transactions contemplated hereby, has relied solely on the results of its own independent investigation and the representations and warranties set forth in ARTICLE III and ARTICLE IV or in any certificate delivered pursuant to this agreement.

ARTICLE VI

COVENANTS

Section 6.1 Conduct of Business. During the period from the date of this Agreement to the Closing Date, except (i) as set forth in Section 6.1 of the Disclosure Schedule, (ii) as contemplated by this Agreement or (iii) as Buyer shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), CECity agrees that it will use commercially reasonable efforts to (x) conduct the Business in all material respects in the ordinary course, and (y) preserve intact the Business in all material respects. During the period from the date of this Agreement to the Closing Date, except (i) as set forth in Section 6.1 of the Disclosure Schedule, (ii) as Buyer shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), (iii) as contemplated by this Agreement, and (iv) as required by Law or the terms of any existing Contract, CECity covenants and agrees that it shall not take, and it shall cause CECity Subsidiary to not take, any of the following actions:

(a) except as required by Law or contractual obligations, issue any note, bond, or other debt security, or create, incur, assume or guarantee any material Indebtedness (other than Transaction Expenses), in each case, other than (i) current liabilities, and (ii) intercompany loans or advances;

(b) except in the ordinary course of the business, sell or otherwise dispose of, or incur, create, assume or guarantee any Encumbrance (other than Permitted Encumbrances) with respect to, any material assets or properties of CECity, other than pursuant to transactions where the amount of consideration paid or transferred in connection with such transactions would not exceed $100,000 individually or $500,000 in the aggregate;

(c) change any financial accounting methods, principles or policies used by it, unless required by GAAP, Law or reasonably recommended by its independent auditors;

(d) amend or modify (other than by automatic extension or renewal if deemed an amendment or modification of any such Material Contract) in any material respect or consent to, or not take reasonable actions to stop, the termination of any Material Contract, other than in each case in the ordinary course of business, or enter into any Contract (other than in each case in the ordinary course of business) that (i) involves a future or potential liability in excess of $500,000 or (ii) has a term greater than one year and cannot be cancelled by CECity without penalty or further payment and without more than 90 days’ notice; provided, however, that this Section 6.1(d) shall not apply to the renewal of CECity’s director and officer liability insurance policy or employment practices liability insurance policy, in each case in the ordinary course of business;

(e) enter into or agree to enter into any merger or consolidation with any Person, acquire, make a loan to or invest in any corporation, partnership, limited liability company, other business organization or division thereof or acquire any material amount of assets that would constitute a material amount of assets, sell assign, license, transfer, convey, lease or otherwise dispose of any of the material properties or assets of CECity or CECity Subsidiary other than sales or consumption of products or inventory in the ordinary course, or enter into any joint venture, strategic alliance (except in the ordinary course of business), exclusive dealing (except in the ordinary course of business), noncompetition (except in the ordinary course of business) or similar contract or arrangement;

(f) enter into or modify any material employment, severance, change in control, termination or similar agreements or arrangements with, or grant any material bonuses, salary increases, severance or termination pay to, or otherwise materially increase the compensation or benefits of, any employee, other than, in each case, in the ordinary course of business, as may be required by a binding Contract, a Benefit Plan or applicable Laws, as applies on a substantially comparable basis to all similarly situated employees of CECity, or as will be paid in full prior to Closing;

(g) issue, grant, deliver, sell or purchase any equity of CECity or CECity Subsidiary, or any securities convertible into, exercisable or exchangeable therefor;

(h) effect any recapitalization, reclassification, stock dividend or distribution, stock split or like change in its capitalization or declare, set aside, make or pay any dividend or distribution by CECity or CECity Subsidiary (other than Cash Equivalents);

(i) amend the articles of organization or bylaws of CECity or CECity Subsidiary;

(j) except (A) as required by the terms of any Benefit Plan or Contract, in each case existing as of the date hereof, (B) by applicable Law, (C) in the ordinary course of business, or (D) with respect to the Shareholders to the extent paid in full prior to Closing and not resulting in any post-Closing obligations or liabilities of CECity or any Affiliate of the Buyer, (i) materially increase the salary or materially change the compensation or benefits of the employees of CECity; (ii) grant any unusual or extraordinary bonus, benefits, severance or termination pay to any such employee (except to the extent any of the same are paid in full prior to Closing); (iii) loan or advance any money or other property to any such employee other than non-material and customary business expense advances; (iv) enter into any material employment, deferred compensation, severance, consulting, non-competition or similar agreement (or amend any such agreement) to which CECity is a party or involving a director or executive officer of CECity, except in each case, as required by applicable Law from time to time in effect; or (v) materially increase the coverage or benefits available under, establish, adopt, enter into, amend or terminate any Benefit Plan;

(k) make or change any material Tax election, change an annual accounting period, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to CECity or CECity Subsidiary, surrender any right to claim a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to CECity or CECity Subsidiary, if such election, change, amendment, agreement, settlement, surrender, or consent would have the effect of increasing the Tax liability of CECity or CECity Subsidiary for any period ending after the Closing Date or decreasing any Tax attribute of CECity or CECity Subsidiary existing on the Closing Date; or

(l) agree to take any of the foregoing actions.

Notwithstanding any provision herein to the contrary, prior to the Closing, without the consent of Buyer, CECity will be permitted to (i) declare and pay dividends or distributions of cash, or otherwise pay, bonus, transfer or advance cash, to Shareholders, employees and consultants and (ii) make any payments under, or repay (in part or in full), any Indebtedness of CECity or CECity Subsidiary.

Section 6.2 Access to Information. From the date of this Agreement until the Closing, CECity will give Buyer and its Representatives reasonable access to the Books and Records and to such personnel, offices and other facilities and properties of CECity and to furnish such other information in respect of the operation of the Business as Buyer may reasonably request; provided, that all requests for access pursuant to this Section 6.2 shall be made in writing and shall be directed to and coordinated with Ananth Bhogaraju or such person or persons as he/she shall designate; provided, further, that any such access shall be conducted at a reasonable time, upon reasonable advance notice to CECity, and in such a manner as not to interfere unreasonably with the operation of any business conducted by CECity; provided, further, that any such access or information request shall not involve any Phase 2 environmental assessment or other invasive sampling, investigation or work of any kind. All such information and access shall be subject to the terms and conditions of the confidentiality agreement dated May 4, 2015 between Buyer and Deutsche Bank Securities Inc. on behalf of CECity (the “Confidentiality Agreement”). Notwithstanding anything to the contrary in this Agreement, neither CECity nor its Affiliates shall be required to disclose to Buyer or its Representatives any information (i) related to the Sale Process or CECity or its Representatives’ evaluation thereof including projections, financial or other information related thereto other than projections, financial or other information prepared in the ordinary course of business without being primarily prepared for the Sale Process, (ii) if doing so presents a reasonable risk of violating any Contract or Law to which CECity is a party or to which it is subject or which it believes in good faith could result in a loss of the ability to successfully assert a claim of Privilege, (iii) if CECity, on the one hand, and Buyer or any of its Subsidiaries, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto or (iv) if CECity determines in good faith that such information is competitively sensitive. Prior to the Closing, Buyer and its Representatives shall contact and communicate with the employees, customers, and suppliers of CECity in connection with the transactions contemplated hereby only with the prior written consent of CECity.

Section 6.3 Certain Governmental Approvals.

(a) Subject to the terms and conditions set forth in this Agreement and without limiting Section 6.3(b)(iv) below, each of the parties hereto shall use its reasonable best efforts (subject to, and in accordance with, Regulatory Law) to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Regulatory Laws to consummate and make effective the transactions contemplated by this Agreement, as promptly as practicable, including (a) the obtaining of all necessary actions, waivers, consents and approvals from Governmental Authorities, and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an Action by, any Governmental Authority in connection with any Regulatory Law, (b) the defending of any Actions, whether judicial or administrative, brought under, pursuant to or relating to any Regulatory Law challenging this Agreement or the consummation of the transactions contemplated by this Agreement, (c) the compliance with all legal requirements that may be imposed on it with respect to this Agreement or the transactions contemplated hereby and (d) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement.

(b) Without limiting the generality of the undertakings pursuant to Section 6.3(a):

(i) CECity and Buyer shall, on August 3, 2015, file the notification and report form pursuant to the HSR Act as required for the transactions contemplated hereby, and request early termination of such filing;

(ii) CECity and Buyer shall use reasonable best efforts to cooperate with each other in (A) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers or approvals are required to be obtained from, any third parties or other Governmental Authorities under any other applicable Regulatory Law in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement and (B) timely making all such filings and timely seeking all such consents, permits, authorizations or approvals;

(iii) CECity and Buyer shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement and, to the extent permitted by Law, promptly furnish the other with copies of notices or other communications (or, in the case of material oral communications, advise the other orally of such communications) between CECity or Buyer and their respective Representatives and counsel, as the case may be, or any of their respective Subsidiaries, and any Governmental Authority with respect to such transactions. CECity and Buyer shall keep each other timely apprised of any inquiries or requests for additional information from any Governmental Authority pursuant to any Regulatory Law, and shall comply promptly with any such reasonable inquiry or request. CECity and Buyer shall, to the extent permitted by Law, permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to any Governmental Authority. Each of CECity and Buyer agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Authority in connection with the transactions contemplated by this Agreement unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Authority, gives the other party the opportunity to attend and participate. Neither party shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement or withdraw its notification and report form pursuant to the HSR Act or any other filing made pursuant to any Regulatory Law unless the other party has given its prior written consent to such extension or delay, which consent shall not be unreasonably withheld, conditioned or delayed;

(iv) Buyer shall take or cause to be taken any and all action reasonably necessary, including but not limited to (A) selling or otherwise disposing of, or holding separate and agreeing to sell or otherwise dispose of, assets, categories of assets or businesses of the Buyer or its Subsidiaries; (B) terminating existing relationships, contractual rights or obligations of the Buyer or its Subsidiaries; (C) terminating any venture or other arrangement; (D) creating any relationship, contractual rights or obligations of the Buyer or its Subsidiaries or (E)

effectuating any other change or restructuring of the Buyer or its subsidiaries (and, in each case, to enter into agreements or stipulate to the entry of an order or decree or file appropriate applications with any Governmental Authority in connection with any of the foregoing) (each a “Divestiture Action”) to ensure that no Governmental Authority enters any order, decision, judgment, decree, ruling, injunction (preliminary or permanent), or establishes any law, rule, regulation or other action preliminarily or permanently restraining, enjoining or prohibiting the consummation of the transactions contemplated by this Agreement, or to ensure that no Governmental Authority with the authority to clear, authorize or otherwise approve the consummation of the transactions contemplated by this Agreement, fails to do so by the Outside Date. In the event that any action is threatened or instituted challenging the transactions contemplated by this Agreement as violative of any antitrust Law, Buyer shall take all action reasonably necessary, including but not limited to any Divestiture Action to avoid or resolve such action. In furtherance of the foregoing, Buyer shall, and shall cause its Affiliates to, keep CECity fully informed of all matters, discussions and activities relating to any of the matters described in or contemplated by clauses (A) through (E) of this Section 6.3(b)(iv); and

(v) without limiting Section 6.3(b)(iv), each of CECity and Buyer (and Buyer shall cause its Affiliates to), in the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any proceeding that would make consummation of the acquisition of the Shares or the other transactions contemplated hereby in accordance with the terms of this Agreement unlawful or that would prevent or delay consummation of the acquisition of the Shares or the other transactions contemplated by this Agreement, shall use its reasonable best efforts necessary to avoid, vacate, modify or suspend such injunction or order so as to permit such consummation by no later than the Outside Date.

(c) During the period from the date of this Agreement until the Closing Date, except as required by this Agreement, Buyer and its Affiliates, on the one hand, and CECity, the Shareholders, the Shareholders’ Representative and their Affiliates, on the other hand, shall not, without the prior written consent of CECity or Buyer, respectively, engage in any action or enter into any transaction or permit any action to be taken or transaction to be entered into, which would reasonably be likely to prevent or materially delay the consummation by Buyer of the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, none of Buyer or its Affiliates shall, and shall not cause any Person to, acquire (whether via merger, consolidation, stock or asset purchase or otherwise), or agree to so acquire, any assets of or any equity in any other Person or any business or division thereof, unless that acquisition or agreement would not reasonably be likely to (x) materially increase the risk of not obtaining any authorizations, consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any waiting period under any Regulatory Law; (y) materially increase the risk of any Governmental Authority entering an order prohibiting the consummation of the transactions contemplated by this Agreement, or materially increase the risk of not being able to remove any such order on appeal or otherwise; or (z) delay or prevent the consummation of the transactions contemplated by this Agreement.

Section 6.4 Further Assurances. Except as otherwise provided in this Agreement and subject to Section 6.3, each of the parties hereto agrees to use its reasonable best efforts before and after the Closing Date to take or cause to be taken all action, to do or cause to be done, and to assist and cooperate with the other party hereto in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including, but not limited to, (i) the satisfaction of the conditions precedent to the obligations of any of the parties hereto; (ii) the obtaining of all necessary consents, approvals or waivers from Governmental Authorities required to be obtained by CECity, the Shareholders or Buyer, or their respective Affiliates, in connection with the transactions contemplated by this Agreement (other than with respect to Regulatory Laws which are the subject of Section 6.3); (iii) to the extent consistent with the obligations of the parties set forth in Section 6.3, the defending of any Actions, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby; and (iv) the execution and delivery of such instruments, and the taking of such other actions, as the other party hereto may reasonably require in order to carry out the intent of this Agreement.

Section 6.5 Employee Matters.

(a) The parties hereto acknowledge and agree that the employment of the CECity employees by CECity shall not be terminated by reason of the transactions contemplated by this Agreement and the CECity employees shall, by operation of law, remain employed by CECity immediately after the Closing. Except to the extent otherwise required by applicable Law, prior to the Closing Date, Buyer shall, or shall cause one of its Affiliates to, provide to each employee of CECity a written notice of his or her continuing employment, setting forth generally the terms and conditions of the employee’s employment (which may include, for example, title, position, duties, base salary or wages, incentive compensation opportunity and benefits) effective as of the Closing Date, which terms and conditions shall be substantially identical to or better than those in effect with respect to such individual immediately before the Closing Date. For two (2) years following the Closing Date, as long as such employee is employed by CECity or any of its Affiliates, Buyer shall provide compensation (e.g., base salary or wage rate, variable compensation and long-term non-equity compensation) not less favorable and benefits (e.g., severance, pension and active and retiree welfare benefits) that are no less favorable in the aggregate than those in effect with respect to such individual immediately before the Closing Date (other than those employees entering into the Employment Agreements, in which cases the employment and compensation terms and conditions regarding such control the compensation and employment terms of such employees). Each employee who continues employment with CECity, Buyer or Buyer’s Affiliates after the Closing shall be referred to herein as a “Transferred Employee.”

(b) On and after the Closing Date, Buyer shall, and as applicable shall cause its Affiliates to, give Transferred Employees service credit for all purposes, including for purposes of eligibility to participate and receive benefits, vesting, determination of the level of benefits and benefit accrual under any employee benefit plan maintained by Buyer or its Affiliates, except to the extent that such recognition would result in a duplication of benefits for service with CECity prior to the Closing Date, but in any event only to the extent such service was recognized under a Benefit Plan immediately prior to the Closing Date.

(c) Buyer shall, and as applicable shall cause its Affiliates to (in each case to the extent allowed by applicable Law), (i) cause any preexisting condition restrictions, other restrictions or waiting periods under employee benefit plans of Buyer or its Affiliates to be waived to the extent necessary to provide immediate coverage to each Transferred Employee who was covered as of the Closing Date under Benefit Plans that provide medical or dental benefits and (ii) cause any employee benefit plan of Buyer or its Affiliates which is a welfare benefit plan to apply any amounts paid under a welfare benefit plan of CECity by a Transferred Employee as deductibles and coinsurance during the plan year in which the Closing Date occurs toward deductible, coinsurance and out-of-pocket limits under such plan of Buyer or its Affiliates for the plan year in which the Closing Date occurs (with appropriate adjustments for differences in plan years).

(d) Buyer shall, and shall cause its Affiliates to, honor all accrued but untaken vacation credited to Transferred Employees and recorded in the records of CECity under the paid time off plans of CECity that has not been cashed out on or before the Closing Date and provide that, with respect to each Transferred Employee, for a period of not less than two (2) years following the Closing Date, the rate of accrual of hours of vacation or other paid-time-off for employment with Buyer or its Affiliates after the Closing shall not be less than such rate of accrual with CECity immediately prior to the Closing taking into account the Transferred Employee’s aggregate period of service with CECity.

(e) Nothing in this Section 6.5 shall (i) amend, or be deemed to amend, any Benefit Plan (ii) provide, or be deemed to provide, any Person not a party to this Agreement with any right, benefit or remedy with regard to any Benefit Plan or a right to enforce any provision of this Agreement.

Section 6.6 Post-Closing Access to Information.

(a) For a period of seven (7) years from the Closing Date, except as prohibited by applicable Law, CECity and Buyer shall, subject to compliance by the other with the provisions of Section 6.7, (i) preserve and retain all corporate, accounting legal, auditing and other books and records, documents and information of CECity and CECity Subsidiary relating to the assets or properties of CECity or CECity Subsidiary or the conduct of the Business prior to the Closing Date (collectively, “Information”) and (ii) afford to Shareholders and to the Representative of Shareholders (A) reasonable access and duplicating rights (with copying costs to be borne by the Shareholders) during normal business hours to all Information and (B) reasonable access to (through in-person meetings or otherwise) officers and employees of Buyer and its Affiliates on a mutually convenient basis in order to obtain explanations with respect to such Information, to obtain additional information, to call such officers and employees as witnesses and for any other reasonable business purposes, insofar in each case as such access is reasonably required for legitimate business reasons; provided, however, that Buyer shall not be required to disclose any Information if it believes in good faith that doing so presents a significant risk, based on an opinion of counsel (which can be inside counsel) of resulting in a loss of the ability to successfully assert a claim of Privilege provided, further, that the parties hereto shall reasonably cooperate in seeking to find a way to allow disclosure of such information without resulting in a loss of the ability to successfully assert a claim of Privilege; provided, that such Shareholders and their Representatives shall treat all such information as confidential in accordance with Section 6.7.

(b) From and after the Closing, each Shareholders and Guarantor shall provide assistance to the Buyer and its authorized Representatives, during normal business hours, to the extent reasonably necessary for the Buyer or its Affiliates to comply with the reporting obligations required by the Securities and Exchange Commission, NASDAQ, the Securities Act and the Securities Exchange Act of 1934, as amended, regarding CECity and CECity Subsidiary, including the operations thereof, with respect to the periods prior to the Closing Date and/or in connection with the transactions contemplated hereby (relating to periods prior to the Closing Date).

Section 6.7 Confidentiality. Buyer acknowledges that the information being provided to it prior to the Closing in connection with the transactions contemplated hereby is subject to the Confidentiality Agreement, the terms of which are incorporated herein by reference, which Confidentiality Agreement shall terminate upon the Closing. On and after the Closing, each Shareholder and Guarantor (on behalf of itself and its Affiliates) acknowledges that the trade secrets and other confidential or proprietary information and data of CECity (collectively, “Confidential Information”) are the property of CECity and agrees that CECity has a protectable interest in such Confidential Information. Therefore, the Shareholder and the Guarantor agrees that it shall not, and it shall cause its Affiliates to not, disclose to any unauthorized person or make use of any such Confidential Information without the prior written consent of Buyer; provided, however, that Confidential Information shall not include information that (a) is or becomes generally available to the public other than as a result of a disclosure, in violation of this Agreement, by the Shareholder or the Guarantor or its Affiliates or their authorized representatives, (b) is or becomes available to the Shareholder or the Guarantor or its Affiliates or their authorized representatives on a non-confidential basis from a source not reasonably known by such party to be bound by an obligation or duty of confidentiality, (c) is independently developed by the Shareholder or the Guarantor or its Affiliates or their authorized representatives after the Closing without use of any of the Confidential Information or (d) is required to be disclosed by judicial process or Law (but only after Shareholder or Guarantor has, to the extent permitted under applicable Law, provided Buyer with reasonable notice and opportunity to take action against any legally required disclosure).

Section 6.8 Non-Compete Covenant. From the Closing Date until the fifth (5th) anniversary of the date of this Agreement (the “Restricted Period”), each of the Shareholders and the Guarantors shall not, and shall not permit any Affiliate of such Shareholder or Guarantor to, directly or indirectly, without the prior written consent of Buyer or on behalf of CECity and/or its Affiliates, (a) own or control any interest in (except as a passive investor of less than two percent (2%) of the capital stock or publicly traded notes or debentures of a publicly held company), (b) act as an officer, employee, consultant, independent contractor, agent, director, partner, member, or joint venturer of, (c) lend credit or money for the purpose of establishing or operating, or (d) allow such Person’s name or reputation to be used by any other Person that is engaged in, directly or indirectly, any line of business that competes with the Business, anywhere in North America (a “Competitor”). In addition, during the Restricted Period each of the Shareholders and the Guarantors shall not, and shall not permit any Affiliate of such Shareholder or Guarantor to, directly or indirectly, influence or attempt to influence any Person who is a contracting party with CECity or any Business Affiliate to terminate or adversely amend any existing written or oral agreement of CECity or such Business Affiliate. Each Shareholder and Guarantor acknowledges that CECity conducts, and CECity and any Business Affiliate will continue to conduct, the Business throughout North America and this Section 6.8 therefore shall be effective throughout North America.

Section 6.9 Non-Solicitation Covenant. During the Restricted Period, each of the Shareholders and the Guarantors shall not, and shall not permit any Affiliate of such Shareholder or Guarantor to, directly or indirectly, in any manner (whether on his, her or its own account, as an owner, operator, manager, consultant, officer, director, employee, investor, agent or otherwise), without the prior written consent of Buyer or on behalf of CECity and/or its Affiliates, (a) call upon, solicit or provide services to any Competitor with the intent of selling or attempting to sell any products or provide any services that compete with those manufactured or provided by CECity or any Business Affiliate, (b) (i) (x) hire or engage or recruit, solicit or otherwise attempt to employ or engage or (y) enter into any business relationship related to the Business with, any other Person employed by CECity or any Business Affiliate, or (ii) induce or attempt to induce any such Person to leave such employment; provided, however, that commencing on the date which is the six month anniversary of the Closing Date, this Section 6.9(b)(ii) shall not apply to any of the foregoing actions described in Section 6.9(b)(ii) taken by any of Lloyd Myers, Simone Karp or Andrew Rabin with respect to either of such other two Persons, (c) in any way take actions that could reasonably be expected to interfere with the relationship between CECity or any Business Affiliate and any network, customer, supplier, sales representative, broker, licensee or other business relation of CECity or any Business Affiliate with respect to the Business (including, without limitation, by making any negative or disparaging statements or communications regarding CECity or its Affiliates, or any of their operations, officers, directors or investors), or (d) recommend, or provide any reference to a third party for, any employee of CECity or any Business Affiliate, provided that the restrictions of this Section 6.9 shall not apply to (i) an employee of CECity or a Business Affiliate that responds to a solicitation of general circulation not specifically targeted at such employee or (ii) a former employee of CECity or any Business Affiliate thereof so long as such former employee has not been employed by CECity or such Business Affiliate thereof that for at least six (6) months from the date of solicitation.

Section 6.10 Reasonable Restrictions. Each Shareholder and Guarantor represents and warrants (on behalf of itself and its Affiliates) to Buyer, and acknowledges and agrees, that: (a) such Shareholder or Guarantor has carefully read and understands Section 6.7, Section 6.8 and Section 6.9 of this Agreement and has had the opportunity for such sections to be reviewed by counsel; (b) acknowledges that the duration, geographical scope and subject matter of Section 6.7, Section 6.8 and Section 6.9 of this Agreement are reasonable and necessary to protect the goodwill, customer relationships, legitimate business interests, trade secrets and confidential and proprietary information of CECity; (c) acknowledges that Buyer would not have closed the transactions contemplated by this Agreement without the benefits contained in Section 6.7, Section 6.8 and Section 6.9 of this Agreement, and that the Shareholder or Guarantor is receiving, directly or indirectly, substantial consideration in connection with the Closing as a result of the sale of the goodwill of CECity to Buyer; (d) will be able to earn a satisfactory livelihood without violating this Agreement; and (e) understands that this Agreement is assignable by Buyer and shall inure to the benefit of its respective successors and permitted assigns.

Section 6.11 Consents. Buyer acknowledges that with respect to CECity certain consents and approvals to, and licenses to be obtained in connection with, the transactions contemplated by this Agreement may be required from certain third parties, and that such consents, approvals and licenses have not been and may not be obtained. Buyer agrees that neither CECity nor the Shareholders shall have any liability whatsoever arising out of or relating to, the failure to obtain any such consents, approvals or licenses that may have been or may be required in connection with the transactions contemplated by this Agreement or because of the default under or acceleration or termination of any Contracts or Permits or other right or obligation, as a result thereof (including, in each case, any loss of revenue, customers or employees and any Action commenced or threatened by any Person with respect to any such failure, default, acceleration or termination). Buyer further agrees that no representation, warranty, covenant or other obligation of CECity or the Shareholders contained herein shall be breached or deemed breached, and no condition to Buyer’s obligations to consummate the transactions contemplated by this Agreement shall be deemed not satisfied, as a result of the failure to obtain any such consent, approval or license or as a result of any such default, acceleration or termination. Buyer also acknowledges that, during the negotiation and due diligence phases of the transactions contemplated by the Agreement, CECity or the Shareholders or their respective Affiliates or Representatives may have affirmatively disclosed confidential information and/or agreements to Buyer and its Affiliates and Representatives, which disclosures may have been in violation of applicable confidentiality restrictions providing for protection of the disclosed information. Buyer agrees that, notwithstanding anything to the contrary contained herein, CECity and the Shareholders and their respective Affiliates and Representatives shall not have any liability whatsoever to Buyer (or any of its Affiliates) arising out of or relating to any such disclosure. Buyer further agrees that no representation, warranty, covenant or agreement of CECity or any Shareholder contained in this Agreement shall be inaccurate or breached or deemed inaccurate or breached, and no condition shall be deemed not satisfied, as a result of any such disclosure. Prior to the Closing, CECity shall, upon the request of Buyer, use reasonable best efforts to obtain any such material consents and waivers contemplated by this Section 6.11; provided, however, that such efforts shall not include any requirement that CECity or any of its Affiliates expend material amounts of money, commence, defend or participate in any litigation or offer or grant any material accommodation (financial or otherwise) to any third party.

Section 6.12 Disclosure Schedule Updates. If CECity or any of the Shareholders becomes aware of, or there occurs, after the date of this Agreement any fact or condition that renders any representation or warranty made by any of the Shareholders or CECity in ARTICLE III or ARTICLE IV, respectively, untrue or if any fact or condition requires any change in the Disclosure Schedule delivered to Buyer at the time of execution of this Agreement,

CECity and the Shareholders will have the right, at their election, to deliver to Buyer not later than one (1) Business Day prior to the Closing a supplement to the Disclosure Schedule specifying any needed change; provided that such updates shall relate only to actions, omissions or events that are not specifically prohibited by Section 6.1 of this Agreement. Any such supplement to the Disclosure Schedule shall not be given effect for purposes of the conditions set forth in Section 8.3(a) or Section 8.3(d); provided, however, that such supplement to the Disclosure Schedule shall be given effect for purposes of determining whether there has been a breach of any representation or warranty for purposes of the indemnification provisions under Section 9.4(a).

Section 6.13 Resignations. CECity and the Shareholders shall cause the officers and directors of each CECity and CECity Subsidiary, to the extent specified in writing by Buyer at least three (3) Business Days prior to the Closing Date, to resign such position or positions, effective as of the Closing.

Section 6.14 Director and Officer Liability and Indemnification.

(a) For a period of six (6) years after the Closing, Buyer shall cause the articles of incorporation, bylaws, limited liability company agreement (or similar organizational documents) of CECity and CECity Subsidiary to contain provisions relating to the exculpation and indemnification of former officers and directors/managers (or equivalent governance positionholders) (the “Covered Persons”) no less beneficial to the Covered Persons as set forth in such organizational documents as of the Closing Date, unless required by applicable Law, it being the intent of the parties that the officers and directors/managers (and equivalent governance positionholders) of CECity or CECity Subsidiary prior to the Closing shall continue to be entitled to such exculpation and indemnification to the fullest extent permitted under applicable Law.

(b) For a period of six (6) years after the Closing, Buyer shall maintain the cyber/professional liability insurance coverage with respect to the products and services of CECity (regardless of whether sold before or after the Closing) upon such terms, conditions, and levels and covering such Persons as are at least equal to the coverage historically maintained by CECity.

Section 6.15 Shareholders’ Representative.

(a) Each Shareholder hereby irrevocably makes, constitutes and appoints Lloyd N. Myers as the Shareholders’ Representative and as his, her or its exclusive agent and true and lawful attorney-in-fact with full power of substitution to do any and all things and execute any and all documents which may be necessary, convenient or appropriate to facilitate the consummation of the transactions contemplated by this Agreement, hereby ratifying and confirming all that the Shareholders’ Representative may do or cause to be done by virtue hereof, including but not limited to: (i) make all decisions relating to the determination of the purchase price adjustment under Section 2.3; (ii) subject to the terms of this Agreement, make all decisions relating to the distribution of any amounts payable or distributable to such Shareholder hereunder; (iii) execution and delivery, on behalf of such Shareholder, of any document required to be executed by or on behalf of the Shareholders under this Agreement; (iv) receipt and forwarding of notices and communications pursuant to this Agreement; (v) administration of this Agreement, including the resolution of any dispute or claim; (vi) the resolution, settlement, or compromise of any claim for indemnification asserted against such Shareholder pursuant to Section 9.4(a) or elsewhere under this Agreement; (vii) asserting, on behalf of such Shareholder, claims for indemnification under Section 9.4(b) and resolving, settling or compromising all such claims; (viii) terminate or consent or agree to any termination of this Agreement or any provision hereof; (ix) consent or agree to any amendment to this Agreement, or waiver of any of its terms and conditions; and (x) take all actions necessary or appropriate in the judgment of the Shareholders’ Representative for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of such Shareholder or other Person under any circumstance.

(b) Buyer may rely upon the full power and authority of Shareholders’ Representative to act as agent of each Shareholder, and shall not be liable in any way whatsoever for any action Buyer takes or omits to take in reliance upon such power and authority. Each Shareholder agrees that the appointment of Shareholders’ Representative and such agency, proxy and power of attorney under this Agreement are coupled with an interest and shall be irrevocable by any Shareholder in any manner and for any reason. This agency, proxy and power of attorney shall not be affected by the death, disability, incapacity or bankruptcy of the Shareholder pursuant to any applicable law or otherwise. Each Shareholder acknowledges and agrees that upon execution of this Agreement, any delivery by the Shareholders’ Representative of any waiver, amendment, agreement, opinion, certificate or other documents executed by the Shareholders’ Representative or any decisions made by the Shareholders’ Representative pursuant to this Section 6.15, such Shareholder shall be bound by such documents or decision as fully as if such Shareholder had executed and delivered such documents or made such decisions.

(c) Shareholders’ Representative acknowledges that he has carefully read and understands this Agreement, hereby accepts such appointment and designation, and represents that he will act in his capacity as Shareholders’ Representative in strict compliance with and conformance to the provisions of this Agreement.

(d) Each Shareholder agrees that in the event that Mr. Myers or his successor refuses to serve, or is no longer capable of serving, as Shareholders’ Representative, the Shareholders shall appoint another person to serve as Shareholders’ Representative by a vote of the Shareholders who hold or held, as the case may be, a majority of the outstanding Shares of CECity immediately prior to the Closing. Each Shareholder agrees that Mr. Myers or his successor may be removed from serving as Shareholders’ Representative by a vote of the Shareholders who hold or held, as the case may be, a majority of the outstanding Shares immediately prior to the Closing.

(e) Under no circumstances shall Shareholders’ Representative have any liability, under any fiduciary theory or otherwise, to the Shareholders for any act or omission to act of Shareholders’ Representative in such capacity, unless the Shareholder asserting such liability is able to prove that Shareholders’ Representative was guilty of gross negligence or willful misconduct. Each Shareholder shall, severally but not jointly and on a pro rata basis based upon their respective Pro Rata Portion of the Shares, (i) indemnify, save and hold harmless Shareholders’ Representative from and against any and all Losses incurred in connection with, arising out of, resulting from, or incident to any act or omission to act of the

Shareholders’ Representative in his capacity as such, except to the extent caused by the willful misconduct, gross negligence or bad faith of the Shareholders’ Representative and (ii) reimburse Shareholders’ Representative for all out-of-pocket expenses (including reasonable fees and expenses of attorneys, accountants and experts) incurred by Shareholders’ Representative in connection with performing his duties as Shareholders’ Representative hereunder.

Section 6.16 No Solicitation. Until the earlier of the Closing or the termination of this Agreement pursuant to Section 9.1 hereof, CECity, the Shareholders and the Shareholder Representative shall, and shall cause their respective directors, managers, officers, employees, independent contractors, agents, trustees, beneficiaries, advisors and other representatives (collectively, the “CECity Representatives”) to, cease any existing discussion or negotiation with any Persons (other than Buyer and its Affiliates) conducted prior to the date hereof with respect to any proposed, potential or contemplated Competing Transaction, and CECity, the Shareholders and the Shareholders’ Representative shall not, and CECity, the Shareholders and the Shareholders’ Representative shall direct the CECity Representatives not to (and shall not authorize or knowingly permit them to), directly or indirectly, take any of the following actions with any party other than Buyer and its designees: (a) solicit, initiate, participate or knowingly encourage any negotiations or discussions with respect to any offer or proposal to acquire all or any portion of CECity’s business or assets, or any equity interest in CECity or shares of CECity or any rights to acquire any shares of CECity or other equity interests in CECity, regardless of the form of transaction (a “Competing Transaction”), or effect any such Competing Transaction, (b) disclose any information to any Person concerning the business or assets of CECity, or afford to any Person access to CECity’s assets, books or records other than in the ordinary course of business or in connection with the negotiation, execution and performance of this Agreement, (c) assist or cooperate with any Person to make any proposal regarding a Competing Transaction, or (d) enter into any agreement with any Person providing for a Competing Transaction. In the event that CECity, any Shareholder, the Shareholders’ Representative or any CECity Representative shall receive, after the date hereof and prior to the Closing or the termination of this Agreement in accordance with Section 9.2 hereof, any offer, proposal, or request of the type referenced in clause (a), (c) or (d) above, or any request for disclosure or access as referenced in clause (b) above, CECity, the Shareholders and the Shareholders’ Representative shall, or shall cause such CECity Representative to, (x) immediately terminate, suspend or otherwise discontinue any and all discussions or other negotiations with such Person with regard to such offers, proposals, or requests and (y) promptly notify Buyer of the receipt thereof. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in Section 6.16 by (i) any Shareholder or the Shareholders’ Representative or any stockholder, member, or any agent, representative or affiliate of thereof or (ii) any officer, manager, agent, representative or affiliate of CECity, shall be deemed to be a breach of this Agreement by CECity, the Shareholders or the Shareholders’ Representative, as applicable.

Section 6.17 Release. Effective as of the Closing, each of the Shareholders and Guarantors, on behalf of itself and its Affiliates and their successors and assigns, shall knowingly and irrevocably release and forever discharge CECity and CECity Subsidiary, their successors and assigns and their respective directors, managers, and officers (individually, a “Releasee” and collectively, “Releasees”) from any and all Actions, orders, obligations, contracts, debts, liabilities and obligations of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued) that any Shareholder or Guarantor or any of its Affiliates or their successors and assigns now has, has ever had or may hereafter have against the respective Releasees arising contemporaneously with or before the Closing Date or on account of or arising out of any matter, cause or event occurring contemporaneously with or before the Closing Date, in each case other than any obligations of Buyer arising under this Agreement or Buyer or CECity under any other Transaction Document (collectively, the “Released Claims”). Each of the Shareholders and Guarantors, on behalf of itself and its Affiliates and their successors and assigns, hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any Action of any kind against any Releasee, based upon any Released Claim.

Section 6.18 Expense Reimbursement. If and only if the Closing shall occur on a date which is other than the last day of a calendar month, the Shareholders shall, jointly and severally, reimburse Buyer for the reasonable out-of-pocket expenses that are paid by Buyer to KPMG for the additional costs of accounting services performed by KPMG to account for the Closing having occurred on a date other than the last day of a calendar month; provided, however, that in no event shall such amount exceed $140,000. Prior to such payment the Shareholders’ Representative shall be provided with a reasonably detailed description of the services and the cost thereof.

ARTICLE VII

TAX MATTERS

Section 7.1 Procedures Related to Tax Audits. If any pending or threatened audit, adjustment, assessment, examination or proceeding (whether judicial or administrative) (a “Tax Audit”) commenced or initiated against CECity, CECity Subsidiary or Buyer by any Tax Authority after the Closing Date, would, if successful, require the Shareholders to make an indemnity payment pursuant to Section 9.4 or otherwise affect any liability of Shareholders for Taxes for any Pre-Closing Tax Period, Buyer shall give the Shareholders’ Representative prompt written notice of such Tax Audit (which in any event shall be within fifteen (15) days after receiving notice of such Tax Audit); provided, however, that failure to provide notice shall not relieve the Shareholders from any indemnity obligations except to the extent the Shareholders were actually prejudiced by the failure to give notice. With respect to any Tax Audit which relates solely to Taxes for which the Shareholders would be required to make an indemnification payment pursuant to Section 9.4 or the liability of the Shareholders for Taxes for any Pre-Closing Tax Period, the Shareholders shall have the right (but not the obligation), upon timely written notice, to elect to control, defend, settle, compromise, or contest such Tax Audit; provided, however, that, notwithstanding anything to the contrary set forth herein, (i) the Shareholders shall keep Buyer fully informed of any proceedings, events and developments related to or in connection with such Tax Audit; (ii) Buyer shall be entitled to receive copies of all correspondence and documents related to such Tax Audit; (iii) the Shareholders shall consult with Buyer and shall not enter into any settlement with respect to any such Tax Audit without Buyer’s prior written consent, which will not be unreasonably withheld, delayed or conditioned; (iv) at its own cost and expense, Buyer shall have the right to participate in (but not control) the defense of such Tax Audit; and (v) the Shareholders’ right to assume such control shall be subject to, and conditioned on, their acknowledgement in writing of the Shareholders’ obligation to indemnify the Buyer Indemnified Parties pursuant to the terms of this Agreement for Taxes ultimately determined to be payable by CECity or CECity Subsidiary as a result of such Tax Claim. Except as provided in clause (iv) above, the costs and expenses (including the cost of counsel) incurred in contesting any such Tax Audit which Shareholders’ elect to control shall be borne by the Shareholders. Buyer and its Affiliates shall cooperate with the Shareholders in pursuing such Tax Audit. If the Buyer controls any Tax Audit relating to any Pre-Closing Tax Period, Buyer shall control such Tax Audit but shall provide the Shareholders the same rights that Buyer would have pursuant to clauses (i) through (iv) above if the Shareholders had elected to control such Tax Audit.

Section 7.2 Transfer Taxes. Notwithstanding any other provision of this Agreement, Buyer shall pay to the appropriate Tax Authority any and all excise, sales, use, value added, transfer (including real property transfer), stamp, documentary, filing, recordation and other similar taxes arising directly or indirectly as a result of the transactions contemplated by this Agreement, including any interest, additions to tax, or penalties applicable or related thereto (“Transfer Taxes”). Buyer shall, at its own expense, properly complete, sign, and timely file any and all Tax Returns required to be filed with respect to such Transfer Taxes and, if required by applicable Law, the Shareholders will join in the execution of any such Tax Return.

Section 7.3 Mutual Cooperation. The Shareholders and Buyer will cooperate with each other in paying any material Taxes, filing any material Tax Return, and conducting any Tax Audit contemplated by this Agreement and, except as set forth to the contrary in this Agreement, shall take such action as the other party may reasonably request including the following: (a) provide data and other reasonably requested Tax materials and information necessary for the preparation of any material Tax Return, including schedules, and make any elections that reasonably may be required by the other party; (b) file protests or otherwise contest any proposed or asserted material Tax deficiencies, including filing petitions for redetermination or prosecuting actions for refund in any court, and pursuing the appeal of any such actions; (c) execute material Tax Returns or other documents reasonably required by the other party; and (d) execute such powers of attorney as are reasonably requested and required by the Shareholders or any of the Shareholders’ Affiliates or Buyer or any of Buyer’s Affiliates on behalf of, as the case may be, Buyer or any of Buyer’s Affiliates or the Shareholders or any of the Shareholders’ Affiliates to enable the requesting party to represent the other party in a Tax Audit involving a Tax for which the requesting party is liable under applicable Law. The Shareholders and Buyer hereby agree to reimburse each other for reasonable out-of-pocket expenses (excluding officers’ or employees’ salaries and general corporate overhead and other similar expenses) incurred by the other in connection with satisfying its obligations under this Section 7.3.

Section 7.4 Maintenance of Books and Records. Until the applicable statute of limitation (including periods of waiver) has expired for any Tax Return filed or required to be filed covering the periods up to and including the Closing Date, Buyer and its Affiliates shall retain all Tax work papers and related materials in its possession and under its control that were used in the preparation of any such Tax Return. Buyer will notify the Shareholders sixty (60) days prior to disposing of any Tax records relating to taxable periods ending on or before the Closing Date and will deliver to the Shareholders any such records requested by the Shareholders.

Section 7.5 Post-Closing Actions. Unless otherwise required by applicable Law, Buyer, CECity and CECity Subsidiary shall not amend any previously filed Tax Returns for a Pre-Closing Tax Period, file Tax Returns for a Pre-Closing Tax Period in a jurisdiction where CECity or CECity Subsidiary, as applicable, has not historically filed Tax Returns, initiate discussions or examinations with any Tax Authority regarding Taxes with respect to any Pre-Closing Tax Period, make any voluntary disclosures with respect to Taxes for Pre-Closing Tax Periods, or change any accounting method or adopt any convention that shifts taxable income from a period beginning (or deemed to begin) after the Closing Date to a Pre-Closing Tax Period or shifts deductions or losses from a Pre-Closing Tax Period to a period beginning (or deemed to begin) after the Closing Date, in each case, without the prior written consent of the Shareholders which consent shall not be unreasonably withheld, conditioned, or delayed. For the portion of the Closing Date after the time of Closing, Buyer shall cause each of CECity and CECity Subsidiary to carry on its business only in the ordinary course in the same manner as previously conducted.

Section 7.6 Refunds. Any refunds (or credits for overpayment) of Taxes, including any interest received from a Tax Authority thereon, attributable to any Pre-Closing Tax Period of CECity and CECity Subsidiary shall be for the account of the Shareholders (excluding any refund or credit attributable to any loss in a tax year (or portion of a Straddle Period) beginning after the Closing Date applied (e.g., as a carryback) to income in a tax year (or portion of a Straddle Period) ending on or before the Closing Date). Within fifteen (15) days) of any receipt by CECity, CECity Subsidiary or any Affiliate of any such refund (or credit for overpayment), Buyer shall pay over, by wire transfer of immediately available funds, any such refund (or the amount of any such credit), including any interest thereon, net of any reasonable costs or expenses, including Taxes, of CECity, CECity Subsidiary, Buyer, or any Buyer Affiliate attributable to such refund or credit, to the Shareholders. Buyer shall take any commercially reasonable action necessary for CECity and CECity Subsidiary to promptly claim refunds attributable to any Pre-Closing Tax Period and cause CECity and CECity Subsidiary to claim refunds attributable to any such Tax period within the statutorily required time period. Under this Section 7.6, the following shall be the treatment of the Pennsylvania Research and Development Tax Credit (the “R&D Credit”) of CECity attributable to expenditures of CECity made prior to Closing for Pennsylvania tax purposes: (i) the R&D Credit shall be utilized to reduce the Pennsylvania Capital Stock Tax liability of CECity in 2014 and 2015 for the period prior to the Closing to the greatest extent possible, (ii) any R&D Credit in excess of (i) shall be allocated to offset the Pennsylvania personal income tax liability of the Shareholders for their 2014 tax year to the extent of such liability, and (iii) any R&D credit in excess of (i) and (ii) shall be allocated to offset the Pennsylvania personal income tax liability of the Shareholders for their 2015 tax years.

Section 7.7 Section 338(h)(10) Election.

(a) Notwithstanding anything to the contrary set forth in Section 2.1, Buyer shall pay to the Shareholders the amount of additional consideration necessary to cause Shareholders’ after-Tax net proceeds from the sale of the Shareholders’ stock to Buyer with the Section 338(h)(10) Election to be equal to the after-Tax net proceeds that the Shareholders would have received had the Section 338(h)(10) Election not been made, taking into account all appropriate state, federal and local Tax implications including the federal, state and local income Taxes of the Shareholders arising from and attributable to

Shareholders’ receipt of such additional consideration from Buyer (the “Tax Adjustment”). The Shareholders’ Representative shall provide to Buyer for Buyer’s review and approval a schedule computing in reasonable detail the amount of the Tax Adjustment no later than fifteen (15) days following the determination of the Final Purchase Price pursuant to Section 2.3. The Buyer shall have fifteen (15) days to review the computation of the Tax Adjustment delivered by the Shareholders’ Representative and if the Buyer raise no objections within such fifteen (15) day period, the Tax Adjustment shall be deemed final and agreed. If the Buyer disagrees with the Tax Adjustment delivered by the Shareholders’ Representative, the Buyer shall object in writing to the Tax Adjustment within such fifteen (15) day period, and the Buyer and the Shareholders’ Representative shall cooperate in good faith to resolve any such objection (and all such discussions related thereto shall be governed by Rule 408 of the United States Federal Rules of Evidence, and any applicable similar state rule and evidence of such discussions shall not be admissible in any future proceedings between the parties), provided that if after twenty (20) days the Buyer and the Shareholders’ Representative have not reached agreement, then either party shall have the right to submit any remaining disputed items following the expiration of such 20-day period to an independent accounting firm of nationally recognized standing, mutually agreed to by Buyer and the Shareholders’ Representative (the “338 Accountant”), for final resolution. The 338 Accountant shall calculate, based solely on the written submissions of Buyer, on the one hand, and Shareholders’ Representative, on the other hand, and not by independent investigation, the Tax Adjustment and shall be instructed that its calculation (i) must be made in accordance with the standards and definitions in this Agreement (including the methodology set forth on Section 7.7(c) of the Disclosure Schedule), and (ii) with respect to each item in dispute, must be within the range of values established for such amount as determined by reference to the value assigned to such amount by Buyer in its objection notice and by Shareholders’ Representative in its notice regarding the Tax Adjustment. In making its determination, the 338 Accountant shall act as an expert and not as an arbitrator. All fees and expenses of the 338 Accountant shall be borne equally the Shareholders, on the one hand, and Buyer, on the other hand. The Tax Adjustment, as finally agreed or determined by the 338 Accountant (in the absence of fraud or manifest error), will be binding on all of the Parties. The amount of the Tax Adjustment shall be paid to the Shareholders on or prior to January 15, 2016; provided, however, that if at if the Buyer and the Shareholders’ Representative have not finally determined the Tax Adjustment prior to January 15, 2016, the Buyer shall make a good faith estimate of the Tax Adjustment and pay such amount to the Shareholders on January 15, 2016, which amount shall be subject to adjustment upon final resolution of the Tax Adjustment pursuant to this Section 7.7(a).

(b) The Shareholders shall join with Buyer in making an election under Section 338(h)(10) of the Code (and any comparable election under state or local Tax Law) with respect to the purchase of the Shares (collectively, the “Section 338(h)(10) Election”). The Shareholders agree (i) to provide Buyer with any information reasonably requested by Buyer to analyze the Tax costs associated with the Section 338(h)(10) Election, (ii) to reasonably cooperate with Buyer in determining the amount of the Tax Adjustment, (iii) to provide Buyer with any information reasonably requested by Buyer to permit the Section 338(h)(10) Election to be made, and (iv) to take all actions reasonably requested by Buyer to effect and preserve timely the Section 338(h)(10) Election (including, filing such forms, returns, elections, schedules and other documents reasonably requested by Buyer to effect and preserve the Section 338(h)(10) Election in accordance with the provisions of Section 1.338(h)(10)-1 of the Treasury Regulations (or any comparable provisions under state or local Tax Law)). Without limiting the generality of the foregoing, the Shareholders will furnish to Buyer, at any time as reasonably requested by Buyer, any information requested by Buyer in order to prepare IRS Form 8023 (and, as applicable, analogous forms required under state or local Tax Law) and will, at the Closing or at any time thereafter as requested by Buyer, execute any IRS Form 8023 (and any such analogous forms) prepared by Buyer and deliver such IRS Form 8023 (and any such analogous forms) to Buyer for filing. Following the Closing, Shareholders will take any and all other actions, and execute and deliver to Buyer any and all forms and documents, that Buyer may reasonably determine to be necessary or appropriate to give full effect to the Section 338(h)(10) Election for federal, state, local and foreign Tax purposes to the fullest extent permitted by Law.

(c) The Final Purchase Price, Liabilities of CECity and other relevant items (including, for example and without limitation, any adjustments or additions to the Final Purchase Price) will be allocated for income Tax purposes among the assets of CECity that are deemed to have been acquired pursuant to the Section 338(h)(10) Election by Buyer, in accordance with Section 338 of the Code and the Regulations thereunder, and the methodology set forth on Section 7.7(c) of the Disclosure Schedule (the “Acquisition Price Allocation”). The Acquisition Price Allocation will be binding on all of the Parties, and the Parties agree to act (and cause their respective Affiliates to act) in accordance with the Acquisition Price Allocation in the preparation, filing and audit of any Tax Return, including IRS Form 8883, IRS Form 8594 or any equivalent statement.

Section 7.8 Straddle Period. In the case of any taxable period that includes (but does not end on) the Closing Date, any Taxes based on income, revenues, receipts or payroll shall be apportioned to that portion of the Straddle Period ending on the Closing Date based on an interim closing of the books, and all other Taxes shall be apportioned to that portion of the Straddle Period ending on the Closing Date by multiplying the Taxes payable for such Straddle Period by a fraction, the numerator of which is the number days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the total number of days in the Straddle Period; provided that for purposes of calculating the foregoing Taxes, any exemptions, allowances or deductions that are calculated on an annual basis (such as depreciation) shall be allocated between the period ending on the Closing Date and the period after the Closing Date in proportion to the number of days in each period.

Section 7.9 Tax Returns. The Shareholders will be responsible for preparing all income Tax Returns of CECity and CECity Subsidiary for any Tax period ending on or before the Closing Date (including any short-period returns of CECity and CECity Subsidiary for the taxable year ending on the Closing Date); provided that such Tax Return shall be prepared in a manner consistent with the past practices of CECity and CECity Subsidiary, except as required by applicable Law, and shall be delivered to Buyer for Buyer’s review and comment no less than forty-five (45) days prior to the filing deadline applicable to such Tax Return, or as soon as reasonably possible if the Tax Return is required to be filed within forty-five (45) days following the Closing Date. Buyer will be responsible for preparing all other Tax Returns of CECity and CECity Subsidiary, provided that for any other Tax Return with respect to a Pre-Closing Tax Period, such Tax Return shall be prepared in a manner consistent with the past practices of CECity and CECity Subsidiary, except as required by applicable Law, and each such material Tax Return shall be delivered to Seller for Seller’s review and comment no less than twenty (20) days prior to the filing deadline applicable to such Tax Return. Buyer and the Shareholders agree that all Transaction Tax Deductions shall be treated as properly allocable to the Pre-Closing Tax Period to the extent permitted by applicable Law and all Transaction Tax Deductions shall be included as a deduction in the Tax Returns of CECity and CECity Subsidiary for the Pre-Closing Tax Period to the extent permitted by applicable Law. For the portion of the day of the Closing after the time of Closing, Buyer shall cause CECity and CECity Subsidiary to carry on the Business only in the ordinary course of business. Buyer shall not, and shall cause CECity and CECity Subsidiary to not, take any action, or permit any action to be taken, that may prevent the Tax year of CECity and CECity Subsidiary from ending for federal and state income Tax purposes as a result of the sale of the Shares pursuant to this Agreement.

ARTICLE VIII

CONDITIONS TO CLOSING

Section 8.1 Mutual Conditions. The respective obligations of each party hereto to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver of each party hereto) at or prior to the Closing of each of the following conditions:

(a) No Injunction. No statute, rule, regulation, executive order, decree, preliminary or permanent injunction or restraining order shall have been enacted, entered, promulgated, threatened or enforced by any Governmental Authority which prohibits or restricts the consummation of the transactions contemplated by this Agreement or makes the consummation of such transactions illegal and shall continue to be in effect or would be reasonably likely to prohibit or materially restrict the consummation of the transactions contemplated by this Agreement; and

(b) HSR Clearance. Any required waiting period (and any extensions thereof) under the HSR Act applicable to the transactions contemplated by this Agreement shall have expired or been earlier terminated.

Section 8.2 Conditions to the Obligations of CECity and the Shareholders. The obligations of CECity and the Shareholders to consummate the transactions contemplated hereby shall be subject to the satisfaction, or waiver by the Shareholders and CECity, at or prior to the Closing of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Buyer contained in this Agreement shall have been accurate in all material respects on and as of the date hereof and shall also be accurate in all material respects on and as of the Closing Date with the same force and effect as though made by Buyer on and as of the Closing Date), except that, in each case, representations and warranties qualified by the terms “material”, “materiality” or “material adverse effect” shall be true and correct in all respects.

(b) Performance by Buyer. Buyer shall have performed and complied with in all material respects all obligations and covenants required by this Agreement to be performed or complied with by Buyer at or prior to the Closing.

(c) Certificate. Buyer shall have furnished Shareholders’ Representative with a certificate signed by its Chief Financial Officer to the effect that the conditions set forth in Sections 8.2(a) and 8.2(b) have been satisfied.

(d) Closing Deliverables. Buyer shall have delivered the items set forth in Section 2.2(d).

Section 8.3 Conditions to the Obligations of Buyer. The obligation of Buyer to consummate the transactions contemplated hereby shall be subject to the satisfaction, or waiver by Buyer, at or prior to the Closing of each of the following conditions:

(a) Representations and Warranties of the Shareholders. The representations and warranties of the Shareholders contained in this Agreement shall have been accurate in all material respects on and as of the date hereof and shall also be accurate in all material respects on and as of the Closing Date with the same force and effect as though made by the Shareholders on and as of the Closing Date, except that in each case, representations and warranties qualified by the terms “material”, “materiality” or “material adverse effect” shall be true and correct in all respects.

(b) Performance by the Shareholders. The Shareholders shall have performed and complied with in all material respects all obligations and covenants required by this Agreement to be performed or complied with by the Shareholders at or prior to the Closing.

(c) Certificate. Shareholders’ Representative shall have furnished Buyer with such certificate to the effect that the conditions set forth in Sections 8.3(a) and 8.3(b) have been satisfied.

(d) Representations and Warranties of CECity. The representations and warranties of CECity contained in this Agreement shall have been accurate in all material respects on and as of the date hereof and, except to the extent that any such representation or warranty is made solely as of the date hereof or as of another date earlier than the Closing Date, shall also be accurate in all material respects on and as of the Closing Date with the same force and effect as though made by CECity on and as of the Closing Date, except that in each case, representations and warranties qualified by the terms “material”, “materiality” or “material adverse effect” shall be true and correct in all respects; provided that if one or more of such representations or warranties are not accurate in all material respects on and as of any such date, the condition in this Section 8.3(d) shall nevertheless be deemed satisfied unless the inaccuracy of such representations or warranties would reasonably be likely to have a Material Adverse Effect.

(e) Performance by CECity. CECity shall have performed and complied with in all material respects all obligations and covenants required by this Agreement to be performed or complied with by CECity at or prior to the Closing.

(f) Certificate. CECity shall have furnished Buyer with such certificate to the effect that the conditions set forth in Sections 8.3(d) and 8.3(e) have been satisfied.

(g) No Material Adverse Effect. Since the date of this Agreement, CECity shall not have suffered any Material Adverse Effect and no event shall have occurred, and no circumstance shall exist, that would reasonably be expected to result in a Material Adverse Effect.

(h) Closing Deliverables. The Shareholders and CECity shall have delivered the items set forth in Section 2.2(b) and (c).

ARTICLE IX

TERMINATION AND ABANDONMENT; INDEMNIFICATION

Section 9.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of all of Shareholders’ Representative, CECity and Buyer;

(b) by Shareholders’ Representative or Buyer if the Closing shall not have occurred on or before October 15, 2015 (the “Outside Date”); provided, however, that (A) if Buyer terminates this Agreement pursuant to this Section 9.1(b), Buyer shall have fulfilled its obligations contained in Section 6.3 prior to exercising its right to termination pursuant to this Section 9.1(b) and (B) if Shareholders’ Representative terminates this Agreement pursuant to this Section 9.1(b), CECity shall have fulfilled its obligations contained in Section 6.3 prior to Shareholders’ Representative exercising his right to termination pursuant to this Section 9.1(b); provided, further, that if on the Outside Date the conditions to the Closing set forth in Section 8.1(b) shall not have been satisfied but all other conditions to the Closing shall be satisfied or waived (other than those conditions that, by their nature, are to be satisfied at the Closing (provided such conditions would be satisfied as of such date)), then Shareholders’ Representative or Buyer shall have the right to extend the Outside Date an additional 60 days by notifying the other in writing of such election before the Outside Date; provided, further, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to (i) Buyer if Buyer’s failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date or (ii) Shareholders’ Representative if any Shareholder’s or CECity’s failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;

(c) by Shareholders’ Representative or Buyer if any Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby and such order, decree, ruling or other action shall have become final and nonappealable; provided, however, that (A) if Buyer terminates this Agreement pursuant to this Section 9.1(c), Buyer shall have fulfilled its obligations contained in Section 6.3 prior to exercising its right to termination pursuant to this Section 9.1(c) and (B) if Shareholders’ Representative terminates this Agreement pursuant to this Section 9.1(c), CECity shall have fulfilled its obligations contained in Section 6.3 prior to Shareholders’ Representative exercising his right to termination pursuant to this Section 9.1(c);

(d) by Buyer upon written notice to Shareholders’ Representative, if there shall have been a material breach of any of the representations, warranties, agreements or covenants set forth in this Agreement on the part of CECity, the Shareholders or the Shareholders’ Representative which has rendered the satisfaction of any conditions set forth in Section 8.3 incapable of satisfaction, such violation or breach has not been waived by Buyer, and the breach has not been cured within 30 days following Buyer’s written notice of such breach and is not capable of being cured prior to the Outside Date; provided, however, that the right to terminate this Agreement under this Section 9.1(d), if not exercised, shall terminate 60 days following delivery of such written notice; provided, further, that the right to terminate this Agreement under this Section 9.1(d) shall not be available to Buyer if it is then in material breach of any representation, warranty, covenant, or other agreement contained herein;

(e) by Shareholders’ Representative upon written notice to Buyer, if there shall have been a material breach of any of the representations, warranties, agreements or covenants set forth in this Agreement on the part of Buyer which has rendered the satisfaction of any conditions set forth in Section 8.2 incapable of satisfaction, such violation or breach has not been waived by Shareholders’ Representative, and the breach has not been cured within 30 days following Shareholders’ Representative’s written notice of such breach and is not capable of being cured prior to the Outside Date; provided, however, that the right to terminate this Agreement under this Section 9.1(e), if not exercised, shall terminate 60 days following delivery of such written notice; provided, further, that the right to terminate this Agreement under this Section 9.1(e) shall not be available to Shareholders’ Representative if CECity, any of the Shareholders or the Shareholders’ Representative is then in material breach of any representation, warranty, covenant, or other agreement contained herein;

(f) by Shareholders’ Representative upon written notice to Buyer, if Buyer fails to consummate the Closing within three (3) Business Days of the satisfaction or waiver of the conditions set forth in Section 8.1 and Section 8.3 (other than those conditions that, by their nature, are to be satisfied at the Closing (provided such conditions would have been satisfied as of such date) or the failure of which to be satisfied is attributable primarily to a breach by Buyer of its representations, warranties, covenants or agreements contained in this Agreement); provided, further that Buyer shall not be entitled to terminate this Agreement during such three (3) Business Day period pursuant to this Section 9.1;

(g) by Buyer upon written notice to Shareholders’ Representative, if CECity and the Shareholders fail to consummate the Closing within three (3) Business Days of the satisfaction or waiver of the conditions set forth in Section 8.1 and Section 8.2 (other than those conditions that, by their nature, are to be satisfied at the Closing (provided such conditions would have been satisfied as of such date) or the failure of which to be satisfied is attributable primarily to a breach by CECity, a Shareholder or the Shareholders’ Representative of their representations, warranties, covenants or agreements contained in this Agreement); provided, further that Shareholders’ Representative shall not be entitled to terminate this Agreement during such three (3) Business Day period pursuant to this Section 9.1;

Notwithstanding the foregoing, the parties agree that neither Buyer, on the one hand, nor Shareholders’ Representative, on the other hand, shall have the right to terminate this Agreement pursuant to Section 9.1(b) during the pendency of a legal proceeding by CECity or a Shareholder, on the one hand, or Buyer, on the other hand, respectively, for specific performance pursuant to Section 10.7.

Section 9.2 Procedure and Effect of Termination. In the event of termination of this Agreement pursuant to Section 9.1, written notice thereof shall forthwith be given to the other parties, and, except as set forth in this Section 9.2, this Agreement shall terminate and be void and have no effect and the transactions contemplated hereby shall be abandoned; provided that if (x) such termination shall (I) result from the Intentional Breach of any representation, warranty, covenant or other agreement contained herein or (II) occur following an Intentional Breach or (y) the Intentional Breach of any representation, warranty, covenant or other agreement contained herein shall cause the Closing not to occur, then such breaching party shall be fully liable for any and all damages incurred or suffered by the other party as a result of such failure or breach. If this Agreement is terminated as provided herein:

(a) each party hereto will redeliver, and will cause its Representatives (including attorneys and accountants) to redeliver, all documents, work papers and other material of each party hereto relating to the transactions contemplated hereby, whether obtained before or after the execution hereof;

(b) all Information received by Buyer with respect to the Business, operations, assets or financial condition of CECity shall remain subject to the Confidentiality Agreement; and

(c) notwithstanding the termination hereof, the Confidentiality Agreement and the following Sections of this Agreement shall remain in full force and effect: (i) Section 4.16 and Section 5.4 (relating to brokers), (ii) the second sentence of Section 6.2 and the first sentence of Section 6.7 (relating to confidentiality matters) (iii) Section 10.13 (relating to certain expenses), (iv) this Section 9.2 and (v) ARTICLE X.

Section 9.3 Survival of Representations, Warranties and Covenants. The representations and warranties contained herein shall survive the Closing and shall thereupon terminate on the one year anniversary of the Closing Date; provided, however, that (a) the representations and warranties contained in Section 3.1 (Title to Shares), Section 3.2 (Authority Relative to this Agreement, Etc.), Section 4.1 (Organization; Capitalization), Section 4.2 (Authority Relative to this Agreement, Etc.), Section 5.1 (Corporate Organization and Standing), and Section 5.2 (Authority Relative to this Agreement, Etc.) (collectively, the “Fundamental Representations”) and any actual fraud knowingly and willfully committed by CECity, any Shareholder or the Shareholders’ Representative, with the specific intent to deceive and mislead Buyer or its Affiliates (“Fraud”), shall survive the Closing and thereupon shall terminate on the seven year anniversary of the Closing Date, and (b) the representations and warranties contained in Section 4.14(e) (Intellectual Property) (collectively, the “IP Representations”) shall survive the Closing and thereupon shall terminate on the twenty-four (24) month anniversary of the Closing Date. All covenants and agreements contained herein which by their terms contemplate actions or impose obligations following the Closing shall survive the Closing and remain in full force and effect in accordance with their terms; provided, however, that the covenants and agreements contained herein with respect to Pre-Closing Taxes shall survive the Closing and thereupon shall terminate on the seven year anniversary of the Closing Date. All other covenants and agreements contained herein shall not survive the Closing and shall thereupon terminate.

Section 9.4 Indemnification.

(a) From and after the Closing, and subject to Section 9.3 and this Section 9.4, the Shareholders shall jointly and severally, from the Escrow Fund and up to the balance of the Escrow Amount available, and thereafter severally and not jointly, directly from the Shareholders, indemnify, defend and hold harmless Buyer and Buyer’s Affiliates and their officers, directors, partners, members, employees, agents, representatives, successors and permitted assigns (collectively, the “Buyer Indemnified Parties”) from and against any Losses arising out of (i) the failure of the Shareholders, the Guarantors or the Shareholders’ Representative to duly perform or comply with any covenant or agreement to be performed or complied with by the Shareholders, the Guarantors or the Shareholders’ Representative pursuant to this Agreement (the remedy for which survives the Closing), (ii) any misrepresentation, breach or inaccuracy of (A) any representation or warranty of the Shareholders set forth in ARTICLE III or in any certificate or instrument delivered by or on behalf thereof or (B) any representation or warranty of CECity set forth in ARTICLE IV or in any certificate or instrument delivered by or on behalf thereof, and (iii) any Pre-Closing Taxes. Buyer acknowledges and agrees that the Shareholders shall not have any liability under any provision of this Agreement for any Loss to the extent that such Loss relates to action or inaction by Buyer or any of its Subsidiaries or Affiliates after the Closing Date (other than to the extent such liability reasonably relates to the pre-Closing actions or inactions of CECity or the Shareholders). Buyer shall take and shall cause its Affiliates to take all commercially reasonable steps to mitigate any Loss upon becoming aware of any event which would reasonably be expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy the breach which gives rise to the Loss.

(b) From and after the Closing, and subject to Section 9.3 and this Section 9.4, Buyer shall indemnify, defend and hold harmless the Shareholders and each of their respective Affiliates and their agents, representatives, heirs, successors and assigns (collectively, the “Shareholder Indemnified Parties”) from and against any Losses arising out of (i) the failure of Buyer to duly perform or comply with any covenant or agreement to be performed or complied with by Buyer pursuant to this Agreement (the remedy for which survives the Closing) or (ii) any breach of any representation of Buyer set forth in ARTICLE V or in any certificate or instrument delivered by or on behalf thereof. The Shareholders acknowledge and agree that, except as otherwise provided in this Agreement, Buyer shall not have any liability under any provision of this Agreement for any Loss to the extent that such Loss relates to action or inaction by the Shareholders after the Closing Date. The Shareholders shall take all commercially reasonable steps to mitigate any Loss upon becoming aware of any event which would reasonably be expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy the breach which gives rise to the Loss.

(c) Any calculation of Losses for purposes of this Section 9.4 (including for purposes of determining the amount of Losses for purposes of sub-sections (h) and (i) below) shall be (i) net of any insurance or other third party recovery made by or available to the Indemnified Party (whether paid directly to such Indemnified Party or assigned by the Indemnifying Party to such Indemnified Party) (net of all costs and expenses and any retroactive or other premium increases incurred in connection therewith) and (ii) reduced to take account of any net Tax benefit realized by the Indemnified Party arising from the deductibility of any such Losses in the taxable year in which, or in the taxable year after which, such Losses are incurred. The amount of any increase or reduction hereunder shall be adjusted as necessary to reflect any final resolution with respect to the Indemnified Party’s liability for Taxes and, if necessary, the Shareholders or Buyer, as the case may be, shall make payments to the other to reflect such adjustment. Except as otherwise required by applicable Law, any indemnity payment under this Agreement shall be treated as an adjustment to the Final Purchase Price, for Tax purposes. Each of the parties shall notify the other parties if it receives notice that any Tax Authority proposes to treat any indemnity payment under this Agreement as other than an adjustment to the Final Purchase Price for Tax purposes. A party (and its Affiliates) shall not be deemed to have suffered a “Loss” with respect to an item to the extent such party was actually compensated therefor by reason of an increase in the amount otherwise paid to it or a reduction in the amount otherwise paid by it pursuant to Section 2.3 hereof.

(d) No Action or claim for Losses subject to indemnification under this Section 9.4 with respect to a breach of any representation, warranty, covenant or agreement contained in this Agreement shall be brought or made after the date on which such representation, warranty, covenant or agreement shall terminate pursuant to Section 9.3, regardless of when the facts underlying such claim are first discovered; provided, however, that any claim made after the Closing and prior to such termination date with reasonable specificity by the Indemnified Party to the Indemnifying Party shall survive (and be subject to indemnification) until it is finally and fully resolved.

(e) Notwithstanding any provision herein to the contrary, no indemnity may be sought hereunder in respect of (i) any Losses to the extent such Liability (A) is reflected as a liability or reserve in the Financial Statements or (B) was taken into account in determining the Final Net Working Capital, or (ii) any claim for breach of any representation or warranty of CECity or any Shareholder if (A) such claim is based on a fact or an event occurring prior to Closing (whether or not also occurring prior to the date of this Agreement) and (B) either (I) such fact or event was disclosed by CECity or any Shareholder or their Affiliates in this Agreement, including the Disclosure Schedule, or (II) prior to the date hereof, Keith Figlioli, Jeffrey Lemkin or Kris Karson knew of such fact or event and, with respect to such fact or event, a reasonable person would understand the general magnitude of such fact or event.

(f) (i) Upon receipt by a Buyer Indemnified Party or Shareholder Indemnified Party (the “Indemnified Party”) of notice from a third party of any action, suit, proceeding, claim, demand or assessment against such Indemnified Party which might give rise to a claim for Losses under this Section 9.4, the Indemnified Party (or a Shareholder or Buyer on behalf of an Indemnified Party) shall promptly give written notice thereof to the party from whom indemnification is sought (the “Indemnifying Party”) setting forth, with reasonable specificity, the nature of and facts underlying each particular claim (including identification of all particular sections of this Agreement pursuant to which indemnification is being sought), a copy of any documentation received from the third party and an estimate of the Losses relating thereto; provided, however, that failure to give such notice shall not eliminate the right to indemnification provided hereunder except to the extent the Indemnifying Party shall have been prejudiced as a result of such failure. For the avoidance of doubt, notice by the Indemnified Party to the Indemnifying Party will not be made or include notification (formal or informal, written or oral) to any other Person or Governmental Authority, other than as specifically agreed in writing between the Parties. Payments for Losses for Third Party Claims which are otherwise covered by the indemnification obligations herein shall not be required except to the extent that the Indemnified Party has expended out-of-pocket sums. The Indemnifying Party shall have the right, at its option, to assume the defense of, at its own expense and by its own counsel reasonably acceptable to the Indemnified Party, any such matter as to which the Indemnified Party is seeking indemnification hereunder (other than a claim in which a Buyer Indemnified Party is the Indemnified Party and such claim entails reputational rights in Buyer’s reasonable judgment (including any claims regarding qui tam/False Claims Act or the regulation of securities)). If the Indemnifying Party shall, in accordance with the preceding sentence, undertake to compromise or defend any such asserted liability, it shall notify the Indemnified Party of its intention to do so, and the Indemnified Party shall agree to cooperate fully with the Indemnifying Party and its counsel in the compromise of, or defense against, any such asserted liability; provided, however, that the Indemnifying Party shall not cease defending such claim or settle any such asserted liability without the written consent of the Indemnified Party (not to be unreasonably withheld) unless such settlement expressly and unconditionally releases the Indemnified Party in connection with such matter and provides relief consisting solely of money damages borne by the Indemnifying Party. Notwithstanding an election of the Indemnifying Party to assume the defense of such action or proceeding, the Indemnified Party shall have the right to employ separate counsel and to participate in the defense of such action or proceeding. The Indemnifying Party shall bear the reasonable fees, costs and expenses of one such separate counsel pursuant to the preceding sentence in each jurisdiction (and shall pay such fees, costs and expenses at least quarterly), if, but only if, (1) the defendants in, or targets of, any such action or proceeding include both an Indemnified Party and the Indemnifying Party, and such Indemnified Party shall have reasonably concluded, based on the advice of counsel, that there is a material conflict of interest between the Indemnifying Party and the Indemnified Party with respect to such proceeding (in which case the Indemnifying Party shall not have the right to direct the defense of such action or proceeding on behalf of the Indemnified Party) or (2) the Indemnifying Party shall not have employed counsel reasonably satisfactory to such Indemnified Party to represent such Indemnified Party within a reasonable time after notice of the institution of such action or proceeding or shall have ceased defending such action or proceeding. In any event, the Indemnified Party and its counsel shall cooperate with the Indemnifying Party and its counsel and shall not assert any position in any proceeding inconsistent with that reasonably asserted by the Indemnifying Party.

(ii) If the Indemnifying Party does not undertake to compromise or defend any Third Party Claim or ceases to defend any Third Party Claim pursuant to Section 9.4(f)(i), then the Indemnifying Party shall have the right to assume, conduct and control the defense in good faith and to compromise and settle the claim in good faith and the Indemnifying Party will be liable for all reasonable costs, expenses, settlement amounts or other Losses paid or incurred by the Indemnified Party in connection therewith; provided, however, that the Indemnified Party shall not consent to any settlement of a Third Party Claim without the prior written consent of the Indemnifying Party (not to be unreasonably conditioned, delayed or withheld); provided, further, that the Indemnifying Party may, at its option, elect at any time to assume and control the defense against such Third Party Claim. Except as otherwise set forth herein, the Indemnifying Party’s decision to allow the Indemnified Party to take the lead with respect to any indemnity obligation of the Indemnifying Party shall not limit, expand or otherwise affect the Indemnifying Party’s obligation to indemnify the Indemnified Party with respect to any such indemnity obligation, and if an Indemnified Party settles a Third Party Claim it is defending pursuant to this Section 9.4(f)(ii) without obtaining the Indemnifying Party’s written consent to such settlement in violation of the immediately preceding sentence, then the Indemnifying Party shall be relieved of its indemnification obligations hereunder with respect to such Third Party Claim. Without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed, the Indemnifying Party will not enter into any settlement of any Third Party Claim or cease to defend against such claim, if pursuant to or as a result of such settlement or cessation, (A) injunctive relief or specific performance would be imposed against the Indemnified Party, or (B) such settlement or cessation would impose a material amount of liability or create any financial or other obligation on the part of the Indemnified Party for which the Indemnified Party is not entitled to indemnification hereunder.

(iii) In the event any Indemnified Party should have an indemnification claim against any Indemnifying Party under this Agreement that does not involve a claim by a third party, promptly after becoming aware of any facts or circumstances which the Indemnified Party believes have given or would reasonably be expected to give rise to a right of indemnification pursuant to this Agreement, the Indemnified Party shall deliver notice of such claim to the Indemnifying Party in writing setting forth, with reasonable specificity, the nature of and facts underlying each particular claim (including identification of all particular sections of this Agreement pursuant to which indemnification is being sought) and an estimate of the Losses relating thereto. The failure by any Indemnified Party to so notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability that it may have to such Indemnified Party, except to the extent that the Indemnifying Party has been prejudiced by such failure. If the Indemnifying Party disputes its liability with respect to such claim, the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute shall be resolved by litigation in the appropriate court of competent jurisdiction.

(g) The indemnification provisions of this Agreement (i) shall be the sole and exclusive remedy (other than injunctive relief or specific performance as contemplated by Section 10.7) following the Closing with respect to any breach or non-fulfillment of any representation, warranty, agreement, covenant or any other obligation contained in this Agreement, (ii) shall apply without regard to, and shall not be subject to, any limitation by reason of set-off, limitation or otherwise and (iii) are intended to be comprehensive and not to be limited by any requirements of Law concerning prominence of language or waiver of any legal right under any Law (including rights under any workers compensation statute or similar statute conferring immunity from suit). In furtherance of the foregoing, each party hereby knowingly and irrevocably and forever discharges and waives, to the fullest extent permitted by applicable Law, any and all other rights, claims and causes of action (including rights of contributions, if any) known or unknown, foreseen or unforeseen, which exist or may arise in the future, that it or its successors and assigns may have against each of the Shareholders or any of their Affiliates or Buyer or any of its Affiliates, including CECity and CECity Subsidiary, as the case may be, arising contemporaneously with or before the Closing Date under or based upon any Law (including any such Law relating to environmental matters (including Environmental Laws) or arising under or based upon any securities Law, common Law or otherwise), in each case other than obligations of such party arising under this Agreement or any other Transaction Document. The obligations of the parties set forth in this Section 9.4 shall be conditioned upon the Closing having occurred. Without limiting the generality of the foregoing, in no event shall any party, its successors or permitted assigns be entitled to claim or seek rescission of the transactions contemplated by this Agreement. Upon making any payment to an Indemnified Party in respect of any Losses, the Indemnifying Party will, to the extent of such payment, be subrogated to all rights of the Indemnified Party (and its Affiliates) against any third party in respect of the Losses to which such payment relates. Such Indemnified Party (and its Affiliates) and Indemnifying Party will execute upon request all instruments reasonably necessary to evidence or further perfect such subrogation rights.

(h) Notwithstanding anything to the contrary set forth herein, the Shareholders shall not be required to provide indemnification for Losses under Section 9.4(a)(ii) to the

Buyer Indemnified Parties (i) for any individual item or series of related items based on a similar set of operative facts, where the Loss relating thereto is less than One Hundred Thousand U.S. Dollars ($100,000) (the “De Minimis Claim Threshold”) or (ii) in respect of any individual item where the Loss relating thereto is equal to or greater than the De Minimis Claim Threshold, unless the aggregate amount of all such Losses incurred by the Buyer Indemnified Parties, with respect to such items (in the aggregate) exceeds $4,000,000 (the “Basket”), in which case the obligation to provide indemnification under Section 9.4(a)(ii) to the Buyer Indemnified Parties shall only apply with respect to such amounts that are in excess of the Basket.

(i) Notwithstanding anything to the contrary set forth herein, (A) subject to Section 9.4(j), the maximum aggregate amount of indemnifiable Losses that may be recovered from the Shareholders and the Guarantors pursuant to Section 9.4(a) shall in no event exceed $40,000,000 (such aggregate amount being the “Cap”), (B) the maximum amount of any indemnifiable Losses that may be recovered from any Shareholder pursuant to Section 9.4(a)(ii)(B) or Section 9.4(a)(iii) shall in no event exceed an amount equal to such Shareholder’s Pro Rata Portion of such Losses, and (C) in no event shall any Shareholder or Guarantor have any obligation to indemnify for any Losses pursuant to (x) Section 9.4(a)(ii)(A) to the extent such Losses did not arise out of a breach of any representation set forth in Article III made by such Shareholder, or (y) Section 9.4(a)(i) with respect to the failure of such Shareholder or Guarantor (unless as a result of the failure of its respective Guaranteed Shareholder) to duly perform or comply with the covenants or agreements described in Sections 6.7 through 6.9 to be performed or complied with by such Shareholder or Guarantor (or respective Guaranteed Shareholder); provided, however, that foregoing provisions of subsections (B) and (C) shall not affect the Buyer’s right to seek indemnification on a joint and several basis under the Escrow Agreement.

(j) Notwithstanding Section 9.4(i)(A), the Cap amount shall not apply to Losses in connection with the following items: (i) any misrepresentation, breach or inaccuracy of any Fundamental Representations; (ii) any misrepresentation, breach or inaccuracy of any IP Representation, (iii) any Fraud or (iv) any Pre-Closing Taxes; provided, however, that in no event shall the Shareholders be liable for any Losses under this Section 9.4 or otherwise in connection with this Agreement or the transactions contemplated hereby (A) with respect to clause (i), (iii) and (iv) of this Section 9.4(j), in excess of $200,000,000, and (B) with respect to clause (ii) of this Section 9.4(j), in excess of $100,000,000. For the avoidance of doubt, any Losses with respect to the matters described in this Section 9.4(j) shall also be applied as Losses under the Cap.

(k) Contribution. The Shareholder Indemnified Parties shall not have any claim for contribution from or against CECity or CECity Subsidiary as a result of any indemnification or other payments made by the Shareholder Indemnified Parties to any of the Buyer Indemnified Parties pursuant to this Agreement.

(l) Guaranty by Certain Individuals and Trusts on Behalf of Trusts and Individuals. By joining in this Agreement, each of (i) Lloyd N. Myers solely on behalf of the Lloyd N. Myers 2014 Trust U/T/A dated March 31, 2014 and Deborah Myers, (ii)

Deborah Myers solely on behalf of the Lloyd N. Myers 2014 Trust U/T/A dated March 31, 2014 and Lloyd N. Myers, (iii) the Lloyd N. Myers 2014 Trust U/T/A dated March 31, 2014 solely on behalf of Lloyd N. Myers and Deborah Myers, (iv) Simone F. Karp solely on behalf of the Simone F. Karp Revocable Trust U/D/T dated October 10, 2013 and the Henry S. Karp Remainder Trust U/T/A dated July 17, 2013, (v) the Simone F. Karp Revocable Trust U/D/T dated October 10, 2013 solely on behalf of Simone F. Karp, (vi) the Henry S. Karp Remainder Trust U/T/A dated July 17, 2013 solely on behalf of Simone F. Karp, (vii) Andrew L. Rabin solely on behalf of the Andrew L. Rabin 2014 Trust U/T/A dated August 29, 2014 and Rita Rabin, (viii) Rita Rabin solely on behalf of the Andrew L. Rabin 2014 Trust U/T/A dated August 29, 2014 and Andrew L. Rabin, (ix) the Andrew L. Rabin 2014 Trust U/T/A dated August 29, 2014 solely on behalf of Andrew L. Rabin and Rita Rabin, (x) Zoel Silverman solely on behalf of Bonnie Silverman, and (xi) Bonnie Silverman solely on behalf of Zoel Silverman (each, a “Guarantor”), guarantees to the Buyer Indemnified Parties the full and prompt payment and performance (not just collection) by the respective trust or individual named above for such Person (each such trust, a “Guaranteed Shareholder”), all of such Guaranteed Shareholder’s covenants and obligations under this Agreement and any ancillary agreements, and further agrees to be bound by the obligations pursuant to Sections 6.7 through 6.10 as if such Guarantor were a Guaranteed Shareholder. If such Guaranteed Shareholder does not perform a covenant or obligation under this Agreement or any ancillary agreement, the respective Guarantor shall promptly perform the covenant or obligation. This guaranty of each Guarantor is an absolute, irrevocable, primary, continuing, unconditional, and unlimited guaranty of performance and payment subject to and within the limitations of this Agreement, and is not a guaranty of collection. This guaranty shall remain in full force and effect (and shall remain in effect notwithstanding any amendment to this Agreement) for each Guarantor until all of the obligations of the respective Guaranteed Shareholder have been paid, observed, performed, or discharged in full.

ARTICLE X

MISCELLANEOUS

Section 10.1 Amendment and Modifications. This Agreement may be amended, modified or supplemented at any time by the parties hereto, but only by an instrument in writing signed on behalf of the parties.

Section 10.2 Extension; Waiver. At any time prior to the Closing, the parties hereto entitled to the benefits of the respective term or provision may (a) extend the time for the performance of any of the obligations or other acts of the parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered pursuant hereto or (c) waive compliance with any obligation, covenant, agreement or condition contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of the party not entitled to the benefits of such extension or waiver. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of such right preclude other or further exercise thereof or any other right.

Section 10.3 Entire Agreement; Assignment. This Agreement and the documents referred to herein (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (b) shall not be assigned by operation of law or otherwise; provided, however, that (i) the parties agree that Buyer assigns its right to purchase the Shares to PHSI and at the Closing the Shares will be sold, transferred and delivered by the Shareholders directly to PHSI, and (ii) Buyer may assign its rights and obligations to, and any other party hereto may assign its rights to, any Wholly Owned Subsidiary or Affiliate (unless to do so would restrict or delay the consummation of the transactions contemplated by this Agreement), but no such assignment shall relieve any party of its obligations hereunder.

Section 10.4 Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, each of which shall remain in full force and effect.

Section 10.5 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, telecopied (which is confirmed) or sent by registered or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses:

If to Buyer or to PHSI, to:

Premier, Inc.

13034 Ballantyne Corporate Place

Charlotte, NC 28277

Attention: Legal Department

With a copy (which shall not constitute notice or service of process) to:

McDermott Will & Emery LLP

2049 Century Park East, Suite 3800

Los Angeles, CA 90067

Attention: David L. Klatsky, Esq.

If to CECity, the Shareholders or the Shareholders’ Representative (prior to the Closing), to:

CECity.com, Inc.

285 East Waterfront Drive, Suite 100

Homestead, PA 15120

Attn:     Lloyd Myers

If to the Shareholders or the Shareholders’ Representative (after the Closing):

Lloyd Myers

11 Rosemont Lane

Pittsburgh PA 15217

With a copy (which shall not constitute notice or service of process) to:

Reed Smith LLP

225 Fifth Avenue

Pittsburgh, PA 15222

Attn:   Pasquale Gentile

or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above (provided that notice of any change of address shall be effective only upon receipt thereof).

Section 10.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Section 10.7 Specific Performance. The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties shall be entitled to an injunction, specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy at law or in equity. The parties further agree not to assert that a remedy of injunctive relief, specific performance or other equitable relief is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy. Each of the parties hereto hereby waives (a) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate and (b) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief. The rights provided under this Section 10.7 shall be in addition to, and not in lieu of, any other rights and remedies available to Buyer, the Shareholders or any of their respective Subsidiaries and Affiliates.

Section 10.8 Publicity. Each of the parties to this Agreement hereby agrees with the other party hereto that no press release or similar public announcement or communication shall, if prior to, or after, the Closing, be made or be caused to be made (including by such parties’ respective Affiliates) concerning the execution or performance of this Agreement unless the parties shall have agreed in advance with respect thereto; provided, however, that, in connection with any litigation relating to the subject matter of this Agreement between any parties to this Agreement, this Section 10.8 shall not be applicable to such parties, and such parties shall have no obligations under this Section 10.8, to the extent necessary in connection with such litigation. Notwithstanding the foregoing either party may make or cause to be made any press release or similar public announcement or communication as may be required to comply with the requirements of any applicable Laws or the rules and regulations of each stock exchange upon which the securities of one of the parties is listed; provided, that to the extent in the good faith judgment of such party it is reasonably practicable to do so, such party (x) provides the other party with a reasonable opportunity in light of the circumstances to review such party’s intended communication and (y) consider in good faith modifications to the intended communication that are requested by the other party.

Section 10.9 Jurisdiction; Forum, Etc.

(a) The parties hereto agree that the appropriate, exclusive and convenient forum for any disputes between any of the parties hereto arising out of this Agreement or the transactions contemplated hereby shall be in any state or federal court sitting in the City of Pittsburgh, Pennsylvania. The parties hereto further agree that the parties will not bring suit with respect to any disputes arising out of this Agreement or the transactions contemplated hereby in any court or jurisdiction other than the above specified courts; provided, however, that the foregoing shall not limit (i) CECity or the Shareholders or any of its Affiliates’ ability or right to join, implead or otherwise bring any third-party claim against Buyer or any of its Subsidiaries in an action brought against CECity or the Shareholders or any of their Affiliates by a third party in a jurisdiction outside of the Commonwealth of Pennsylvania and Buyer agrees that, pursuant to Section 10.9(b), it (and its Subsidiaries, as applicable) will submit to such jurisdiction or (ii) Buyer’s or any of its Subsidiaries’ ability or right to join, implead or otherwise bring any third-party claim against CECity or the Shareholders in an action brought against Buyer or any of its Subsidiaries by a third party in a jurisdiction outside of the Commonwealth of Pennsylvania and CECity and each of the Shareholders agrees that, pursuant to Section 10.9(b), it (and its Subsidiaries, as applicable) will submit to such jurisdiction. The parties hereto further agree, to the extent permitted by law, that final and unappealable judgment against a party in any action or proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and amount of such judgment.

(b) To the extent that any party hereto has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each such party hereby irrevocably (i) waives such immunity in respect of its obligations with respect to this Agreement, and (ii) submits to the personal jurisdiction of any court described in Section 10.9(a).

(c) THE PARTIES HERETO AGREE THAT THEY HEREBY IRREVOCABLY WAIVE, AND AGREE TO CAUSE THEIR RESPECTIVE SUBSIDIARIES TO WAIVE, THE RIGHT TO TRIAL BY JURY IN ANY ACTION HEREUNDER.

Section 10.10 Conflicts; Privileges. It is acknowledged by each of the parties that CECity and the Shareholders have retained Reed Smith LLP and Mayer Brown LLP to act as its counsel in connection with the transactions contemplated hereby and that neither Reed

Smith LLP nor Mayer Brown LLP has acted as counsel for any other Person in connection with the transactions contemplated hereby and that no other Party or Person has the status of a client of Reed Smith LLP or Mayer Brown LLP for conflict of interest or any other purposes as a result thereof. Buyer hereby agrees that, in the event that a dispute arises between Buyer or any of its Affiliates and CECity or the Shareholders, either or both of Reed Smith LLP and Mayer Brown LLP may represent CECity or the Shareholders in such dispute even though the interests of CECity and the Shareholders may be directly adverse to Buyer or any of its Affiliates, and Buyer hereby waives, on behalf of themselves and each of its Affiliates, any conflict of interest in connection with such representation by Reed Smith LLP or Mayer Brown LLP. Buyer further agrees that, as to all communications, whether written or electronic, among one or more of Reed Smith LLP, Mayer Brown LLP, CECity (prior to the Closing) and the Shareholders, and all files, attorney notes, drafts or other documents, that relate in any way to the transactions contemplated by this Agreement and that predate the Closing, the attorney-client privilege, the expectation of client confidence and all other rights to any evidentiary privilege belong to CECity and the Shareholders and may be controlled by CECity and the Shareholders and shall not pass to or be claimed by Buyer or the Business following the Closing. Buyer agrees to take, and to cause its respective Affiliates to take, all steps necessary to implement the intent of this Section 10.10.

Section 10.11 Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 10.12 Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other parties hereto. For the convenience of the parties, any number of counterparts hereof may be executed, each such executed counterpart shall be deemed an original and all such counterparts together shall constitute one and the same instrument. Facsimile transmission (including the e-mail delivery of documents in Adobe PDF format) of any signed original counterpart and/or retransmission of any signed facsimile transmission shall be deemed the same as the delivery of an original.

Section 10.13 Expenses. Whether or not the transactions contemplated by this Agreement are consummated, and except as otherwise expressly set forth herein, all costs and expenses (including legal fees, accounting fees, investment banking fees and filing fees) incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such expenses (except as specifically set forth in this Agreement).

Section 10.14 Construction. The parties acknowledge that each party and its counsel have reviewed and revised this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement.

Section 10.15 Parties in Interest. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than CECity, the Shareholders and Buyer (and their respective Subsidiaries and Affiliates) or permitted assigns, any rights or remedies under or by reason of this Agreement, other than sections which are specifically for the benefit of the Buyer Indemnified Parties, the Shareholder Indemnified Parties and the Covered Persons.

Section 10.16 Interpretation. An item arising with respect to a specific representation or warranty shall be deemed to be “reflected on,” “set forth in” or “given effect in numbers on” a balance sheet or financial statement, to the extent any such phrase appears in such representation or warranty, to the extent that (a) there is a reserve, accrual or other similar item underlying a number on the face of such balance sheet or financial statement that relates to the subject matter of such representation or (b) such item is otherwise set forth on the face of such balance sheet or financial statement or in the notes thereto.

When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. Wherever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “dollar” or “$” contained herein are to United States Dollars (unless otherwise specified). The words “hereof,” “herein,” “hereto” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” shall refer to the date of this Agreement. The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder (provided, that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date).

Section 10.17 Disclosure Schedule. Any information disclosed in any Section of the Disclosure Schedule shall be deemed to be disclosed to Buyer in another Section of the Disclosure Schedule to the extent it is reasonably apparent based upon the nature of such disclosure that such disclosure is applicable to such other Sections of these Disclosure Schedules notwithstanding the absence of a cross-reference contained therein. Neither the specification of any dollar amount or any item or matter in any provision of this Agreement nor the inclusion of any specific item or matter in any Section of the Disclosure Schedule is intended to imply that such amount, or higher or lower amounts, or the item or matter so specified or included, or other items or matters, are or are not material, and no party shall use the fact of the specification of any such amount or the specification or inclusion of any such item or matter in any dispute or controversy between the parties as to whether any item or matter not specified herein or included in any Section of the Disclosure Schedule is or is not material for purposes of this Agreement. Neither the specification of any item or matter in any provision of this Agreement nor the inclusion of any specific item or matter in any Section of the Disclosure Schedule is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business, and no party shall use the fact of the specification or the inclusion of any such item or matter in any dispute or controversy between the parties as to whether any item or matter not specified herein or included in any Section of the Disclosure Schedule is or is not in the ordinary course of business for purposes of this Agreement. No disclosure in any Section of the Disclosure Schedule relating to any possible breach or violation of any agreement, Law or regulation shall be construed as an admission or indication that any such breach or violation exists or has actually occurred.

Section 10.18 Release. As of the Closing Date, Buyer on its own behalf and on behalf of CECity and CECity Subsidiary (each, together with Buyer, a “Releasing Person”) hereby releases and forever discharges (and, upon any Shareholder’s request, Buyer shall cause each other Releasing Person to acknowledge and agree in writing to such release and discharge) the Shareholders and their respective Affiliates, successors and assigns and all of their respective current and former officers, directors, managers, employees, agents and representatives (in each case, solely in their capacities as such) (each, a “Released Person”) from all debts, demands, causes of action, suits, covenants, torts, damages and any and all claims, defenses, offsets, judgments, demands and liabilities whatsoever, of every name and nature, both at Law and in equity, known or unknown, suspected or unsuspected, accrued or unaccrued, which have been or could have been asserted against any Released Person, which any Releasing Person has or ever had, which arise out of or in any way relate to events, circumstances or actions occurring, existing or taken prior to or as of the Closing Date in respect of matters relating to CECity or CECity Subsidiary; provided, however, that the parties acknowledge and agree that this Section 10.18 does not apply to and shall not constitute a release of any rights or obligations arising under this Agreement or any other Transaction Document.

Section 10.19 No Other Representations or Warranties. Except for the representations and warranties contained in ARTICLE III and ARTICLE IV or in any certificate delivered pursuant to this Agreement, none of CECity or any of the Shareholders or any of their respective Affiliates or Representatives makes any express or implied representation or warranty with respect to CECity, its properties and assets, the Business, the Shares, or with respect to any other information provided, or made available, to Buyer or any of its Affiliates or Representatives in connection with the transactions contemplated hereby. None of CECity or any of the Shareholders, or any other Person, will have or be subject to any liability or other obligation to Buyer, its Affiliates, agents or Representatives or any Person resulting from the sale of the Shares to Buyer or Buyer’s use of, or the use by any of its Affiliates or Representatives of any such information, including information, documents, projections, forecasts or other material made available to Buyer, its Affiliates or Representatives in the Data Room or any teaser, the confidential information memorandum or management presentations in connection with the transactions contemplated by this Agreement, unless any such information is expressly and specifically included in a representation or warranty contained in ARTICLE III or ARTICLE IV or in any certificate delivered pursuant to this Agreement. Except in the case of Fraud, the Shareholders shall not have any liability for any representations and warranties made with respect to CECity unless and until the Closing occurs. Each of CECity and the Shareholders and their Affiliates and their respective Representatives disclaims any and all other representations and warranties, whether express or implied.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

“CECITY”

CECITY.COM, INC.

By:	/s/ Lloyd Myers
	Name:	Lloyd Myers
	Title:	CEO and President

“SHAREHOLDERS”

/s/ Lloyd Myers
Lloyd Myers

/s/ Deborah Myers
Deborah Myers

Lloyd N. Myers 2014 Trust U/T/A dated March 31, 2014

By:	/s/ Deborah Myers
Deborah Myers, Trustee

By:	/s/ Simone Karp
Simone Karp, Trustee

Simone F. Karp Revocable Trust U/D/T dated October 10, 2013

By:	/s/ Simone Karp
Simone Karp, Trustee

Henry S. Karp Remainder Trust U/T/A dated July 17, 2013

By:	/s/ Simone Karp
Simone Karp, Trustee

Signature page to Stock Purchase Agreement

/s/ Andrew Rabin
Andrew Rabin

/s/ Rita Rabin
Rita Rabin

Andrew L. Rabin 2014 Trust U/T/A dated August 29, 2014

By:	/s/ Rita Rabin
Rita Rabin, Trustee

By:	/s/ Bruce Rabin
Bruce Rabin, Trustee

/s/ Zoel Silverman
Zoel Silverman

/s/ Bonnie Silverman
Bonnie Silverman

“BUYER”

PREMIER, INC.

By:	/s/ Craig McKasson
	Name:	Craig McKasson
	Title:	Chief Financial Officer

PREMIER HEALTHCARE SOLUTIONS, INC.

By:	/s/ Craig McKasson
	Name:	Craig McKasson
	Title:	Chief Financial Officer

Signature page to Stock Purchase Agreement

“SHAREHOLDERS’ REPRESENTATIVE”

/s/ Lloyd Myers
Lloyd Myers

“GUARANTORS” (to the extent described in this Agreement)

/s/ Lloyd Myers
Lloyd Myers

/s/ Deborah Myers
Deborah Myers

Lloyd N. Myers 2014 Trust U/T/A dated March 31, 2014

By:	/s/ Deborah Myers
Deborah Myers, Trustee

By:	/s/ Simone Karp
Simone Karp, Trustee

/s/ Simone Karp
Simone Karp

Simone F. Karp Revocable Trust U/D/T dated October 10, 2013

By:	/s/ Simone Karp
Simone Karp, Trustee

Signature page to Stock Purchase Agreement

Henry S. Karp Remainder Trust U/T/A dated July 17, 2013

By:	/s/ Simone Karp
Simone Karp, Trustee

/s/ Andrew L. Rabin
Andrew L. Rabin

/s/ Rita Rabin
Rita Rabin

Andrew L. Rabin 2014 Trust U/T/A dated August 29, 2014

By:	/s/ Rita Rabin
Rita Rabin, Trustee

By:	/s/ Bruce Rabin
Bruce Rabin, Trustee

/s/ Zoel Silverman
Zoel Silverman

/s/ Bonnie Silverman
Bonnie Silverman

Signature page to Stock Purchase Agreement

ANNEX A

DEFINITIONS

For purposes of this Agreement, the following terms, when used in this Agreement, shall have the meanings assigned to them in this Annex A.

“338 Accountant” shall have the meaning set forth in Section 7.7(a).

“Accounting Firm” shall be an accounting firm selected in the manner set forth in Section 2.3(b)(ii).

“Accounting Period Start Date” shall have the meaning set forth in Section 2.2(a).

“Acquisition Price Allocation” shall have the meaning set forth in Section 7.7(c).

“Action” shall mean any action, claim, suit, arbitration, subpoena, discovery request, proceeding or investigation by or before any court or grand jury, any Governmental Authority or arbitration tribunal.

“Affiliate” shall mean, with respect to any specified Person, a Person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person. For purposes of this definition, “control”, when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through ownership of voting securities, by Contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. For the sake of clarity, the term “Affiliate” when used with respect to CECity shall include CECity Subsidiary and any entity in which CECity owns a 49% or greater equity interest, whether or not expressly identified.

“Agreement” shall have the meaning set forth in the preamble.

“Audited Financial Statements” shall have the meaning set forth in Section 4.4.

“Basket” shall have the meaning set forth in Section 9.4(g).

“Benefit Plans” shall have the meaning set forth in Section 4.10(a).

“Books and Records” shall mean the books and records of CECity and CECity Subsidiary.

“Business” shall have the meaning set forth therein the recitals.

“Business Affiliate” shall mean an Affiliate of CECity that operates the Business after the Closing, but with respect to any such Affiliate and the reference to such Affiliate in Section 6.8 and Section 6.9, only to the extent that such Affiliate is involved in operating the Business, and not to the extent of any other business of such Affiliate.

Attachment I-1

“Business Day” shall mean any day other than a Saturday, a Sunday or a day on which United States banks are closed generally.

“Buyer” shall have the meaning set forth in the preamble.

“Buyer Indemnified Parties” shall have the meaning set forth in Section 9.4(a).

“Cap” shall have the meaning set forth in Section 9.4(g).

“Cash Equivalents” shall mean cash, checks, money orders, marketable securities, short-term instruments and other cash equivalents, funds in time and demand deposits or similar accounts, and any evidence of indebtedness issued or guaranteed by any Governmental Authority.

“CECity Representatives” as described in Section 6.16.

“CECity Subsidiary” shall mean Revolution Q LLC, a Pennsylvania limited liability company.

“Class A Voting Common Stock” shall have the meaning set forth in Section 4.1(b).

“Class B Nonvoting Common Stock” shall have the meaning set forth in Section 4.1(b).

“Cleanup” shall mean all actions required to: (1) cleanup, remove, treat or remediate Hazardous Substances in the indoor or outdoor environment; (2) prevent the Release of Hazardous Substances so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (3) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (4) respond to requests of any Governmental Authority for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Substances in the indoor or outdoor environment.

“Closing” shall have the meaning set forth in Section 2.2(a).

“Closing Adjustment Amount” shall have the meaning set forth in Section 2.3(b)(i)(A).

“Closing Date” shall have the meaning set forth in Section 2.2(a).

“Closing Net Working Capital Principles” shall mean (i) to the extent specified on Exhibit B, the accounting principles, procedures, policies, practices and methods that were employed in preparing the Reference Net Working Capital Statement and (ii) to the extent not so specified on Exhibit B, the accounting principles, procedures, policies, practices and methods applied in preparation of the Financial Statements for the year ended December 31, 2014, with any inconsistency between the principles of presentation in the Financial Statements for the year ended December 31, 2014 and the principles, procedures, policies, practices and methods described on Exhibit B to be resolved in favor of Exhibit B.

Attachment I-2

“Code” shall mean the United States Internal Revenue Code of 1986, as amended.

“Company Solution” means all material software from which CECity is currently deriving or planning to derive revenue from the sale, license, maintenance, subscription, support or provision thereof.

“Competing Transaction” as described in Section 6.16.

“Confidentiality Agreement” shall have the meaning set forth in Section 6.2.

“Confidential Information” as described in Section 6.7.

“Contract” shall mean any written or oral contract, agreement, lease, license (other than Permits), instrument or other commitment that is binding on any Person or entity or any part of its property under applicable Law.

“Data Room” shall mean the data room made available to Buyer for the purposes of reviewing information relating to, among other things, the assets and properties of CECity and the Business.

“De Minimis Claim Threshold” shall have the meaning set forth in Section 9.4(h).

“Disclosure Schedule” shall mean the disclosure schedule that CECity and the Shareholders have delivered to Buyer as of the date of this Agreement, as may be amended or supplemented in accordance with Section 6.12.

“Dispute Notice” shall have the meaning set forth in Section 2.3(b)(ii).

“Divestiture Action” shall have the meaning set forth in Section 6.3(b)(iv).

“DOJ” shall have the meaning set forth in Section 4.3.

“Effective Time” shall have the meaning set forth in Section 2.2(a).

“Employment Agreements” shall have the meaning set forth in the recitals.

“Encumbrance” shall mean any lien, encumbrance, security interest, charge, mortgage, deed of trust, deed to secure debt, option, pledge or restriction on transfer of title or voting of any nature whatsoever; provided that “Encumbrance” shall not be deemed to include in the case of securities and any other equity ownership interests, the restrictions imposed by federal, state and foreign securities laws.

“Environmental Claim” shall mean any Action alleging potential liability (including potential liability for investigatory costs, Cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, medical monitoring or penalties) arising out of, based on or resulting from: (i) the presence, Release or threatened Release of any Hazardous Substance at any location; (ii) exposure to any Hazardous Substance; or (iii) circumstances forming the basis of any violation of any Environmental Laws or Environmental Permits.

Attachment I-3

“Environmental Laws” shall mean all Laws relating to pollution or protection of human health or safety or the environment, including Laws relating to the exposure to, or Release, threatened Release or the presence of Hazardous Substances, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, transport or handling of Hazardous Substances and all Laws with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances, and all laws relating to endangered or threatened species of fish, wildlife and plants and the management or use of natural resources.

“Environmental Permit” shall mean any permit, license, approval or other authorization under any applicable Law or of any Governmental Authority relating to Environmental Laws or Hazardous Substances.

“ERISA” shall have the meaning set forth in Section 4.10(a).

“Escrow Agent” shall mean U.S. Bank.

“Escrow Agreement” as described in Section 2.2(c)(iv).

“Escrow Amount” shall mean $30,000,000.

“Estimated Closing Cash Amount” shall have the meaning set forth in Section 2.3(a).

“Estimated Net Working Capital” shall have the meaning set forth in Section 2.3(a).

“Estimated Closing Indebtedness Amount” shall have the meaning set forth in Section 2.3(a).

“Final Closing Adjustment” shall have the meaning set forth in Section 2.3(c)(i).

“Final Closing Cash Amount” shall have the meaning set forth in Section 2.3(b)(ii).

“Final Closing Indebtedness Amount” shall have the meaning set forth in Section 2.3(b)(ii).

“Final Net Working Capital” shall have the meaning set forth in Section 2.3(b)(ii).

“Final Purchase Price” shall mean an amount determined pursuant to the first sentence of Section 2.3(c)(i).

“Financial Statements” shall have the meaning set forth in Section 4.4.

“Fraud” shall have the meaning set forth in Section 9.3.

“FTC” shall have the meaning set forth in Section 4.3.

“Fundamental Representations” shall have the meaning set forth in Section 9.3.

Attachment I-4

“GAAP” shall mean United States generally accepted accounting principles as in effect on the date or for the period with respect to which such principles are applied.

“Governmental Authority” shall mean any nation or government, any state, municipality or other political subdivision thereof and any entity, body, agency, commission or court, whether domestic, foreign or multinational, exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any executive official thereof.

“Governmental Filings” shall have the meaning set forth in Section 3.3.

“Guaranteed Shareholder” shall have the meaning set forth in Section 9.4(l).

“Guarantor” shall have the meaning set forth in Section 9.4(l).

“Hazardous Substance” shall mean (a) any substances defined, listed, classified or regulated as “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” “contaminants,” “pollutants,” “wastes,” “radioactive materials,” “petroleum,” “oils” or designations of similar import under any Environmental Law, or (b) any other chemical, material or substance that is regulated or for which liability can be imposed under any Environmental Law.

“HSR Act” shall mean the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” of any Person shall mean, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes, letters of credit or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property or assets purchased by such Person, (d) all obligations of others secured by any mortgage, lien, pledge, or other Encumbrance on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (e) all guarantees by such Person of obligations of others, (f) interest rate, currency, or other hedging arrangements, (g) deferred purchase price and earnouts related to acquisitions, (h) all lease obligations of such Person which are required to be capitalized in accordance with GAAP, (i) all Transaction Expenses which have not been paid by CECity on or prior to Closing, (j) all guarantees by the Person of obligations of the type referred to in clauses (a) through (i) of other Persons, and (k) all obligations of the Person for any accrued but unpaid interest relating to any of the foregoing.

“Indemnified Party” shall have the meaning set forth in Section 9.4(f)(i).

“Indemnifying Party” shall have the meaning set forth in Section 9.4(f)(i).

“Information” shall have the meaning set forth in Section 6.6(a).

“Intellectual Property” shall mean all (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof (“Patents”), (ii) trademarks, service marks,

Attachment I-5

names, corporate names, trade names, domain names, logos, slogans, trade dress, design rights, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing (“Trademarks”), (iii) copyrights and copyrightable subject matter (“Copyrights”), (iv) trade secrets and all other confidential or proprietary information, know-how, inventions, processes, formulae, models, and methodologies and (v) all applications and registrations for the foregoing, in each case to the extent not including any immaterial IT Assets.

“Intentional Breach” shall mean, with respect to any representation, warranty, agreement or covenant, an action or omission (including a failure to cure circumstances) taken or omitted to be taken after the date hereof that the breaching Person intentionally takes (or fails to take) and knows (or should reasonably have known) would, or would reasonably be expected to, cause a material breach of such representation, warranty, agreement or covenant.

“IP Contracts” means Contracts that primarily relate to (i) the receiving or granting or limiting of rights in or to any Intellectual Property or (ii) confidentiality of any Intellectual Property.

“IP Representations” as described in Section 9.3.

“IRS” shall mean the United States Internal Revenue Service or any successor agency.

“IT Assets” means all software, computer systems, personal computers, laptops, notebook computers, mobile phones and other personal computing devices, telecommunications equipment, databases, Internet Protocol addresses, data rights and documentation, reference and resource materials relating thereto, and associated contracts and contract rights (including software license agreements, source code escrow agreements, support and maintenance agreements, electronic database access contracts, website hosting agreements, software or website development agreements, outsourcing agreements, service provider agreements, interconnection agreements, governmental permits and telecommunications agreements).

“Key Customer” shall mean the twenty (20) most significant customers of CECity, set forth in Section A(1) of the Disclosure Schedule, based on dollar sales volumes during the twelve (12) month period ended December 31, 2014.

“Key Supplier” shall mean the twenty (20) most significant suppliers of the CECity, set forth in Section A(2) of the Disclosure Schedule, based on amounts invoiced during the twelve (12) month period ended December 31, 2014.

“Knowledge of CECity” or any other phrases of similar import shall mean the actual knowledge of Lloyd Myers, Simone Karp, Andrew Rabin or Zoel Silverman.

“Law” shall mean any law, statute (including the Code), ordinance, rule, regulation, order, writ, judgment, injunction or decree of any Governmental Authority applicable in any jurisdiction.

“Leased Real Property” shall mean the real property leased, subleased, licensed or otherwise occupied by CECity pursuant to a Lease set forth on Section A(3) of the Disclosure Schedule, together with all improvements and fixtures located thereon.

Attachment I-6

“Leases” shall mean all leases, subleases, licenses and other occupancy agreements pursuant to which CECity has a leasehold interest in Real Property.

“Liabilities” shall mean any and all Indebtedness, liabilities and obligations, whether accrued, fixed or contingent, mature or inchoate, known or unknown, reflected on a balance sheet or otherwise, including, but not limited to, those arising under any Law or any judgment of any court of any kind or any award of any arbitrator of any kind, and those arising under any Contract, commitment or undertaking.

“Losses” shall mean any and all damages, losses, liabilities, obligations, penalties, judgments, settlements, claims, payments, fines, interest, Taxes, Actions, causes of actions, assessments, costs and expenses (including the reasonable costs and expenses of attorneys incurred in the defense thereof), and any reasonable out-of-pocket amounts paid in investigation, defense or settlement (whether or not arising out of any third party claims) (but with respect to such out-of-pocket amounts only if a claim for indemnification is brought against an Indemnified Party based upon the results of such investigation, defense or settlement), but excluding consequential damages, special damages, incidental damages, loss of profits, diminution in value, damages based on multiple of earnings, loss of business reputation, punitive and exemplary damages (other than such damages paid or payable to any third party by an Indemnified Party).

“Material Adverse Effect” shall mean a material adverse effect on the results of operations, business, properties or financial condition of CECity and CECity Subsidiary, taken as a whole; provided, however, that none of the following shall constitute or be deemed to contribute to a Material Adverse Effect, or shall otherwise be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be likely to occur: any adverse effect directly or indirectly arising out of, resulting from or attributable to (i) changes in general economic, business or regulatory conditions (including changes in (A) financial or securities market conditions, (B) currency exchange rates, or (C) prevailing interest rates or credit markets) in the United States or elsewhere, (ii) changes in local, regional, national or international conditions in any of the industries or markets in which the Business is conducted, (iii) any labor strike, slow down, lockage or stoppage, pending or threatened, affecting the Business or any CECity employee, (iv) changes or proposed changes in Law, GAAP or other applicable accounting standards or the interpretations thereof, (v) acts of God or other calamities or changes in national or international political or social conditions, including the initiation, engagement or escalation by any country in hostilities (whether or not pursuant to the declaration of a national emergency or war) or the occurrence of military action, sabotage or terrorist attack, (vi) any actions reasonably taken, or failures to take action, or such other changes or events, in each case, to which Buyer has consented or the failure to take actions specified in Section 6.1 due to Buyer’s unreasonable failure to consent thereto following the request of CECity, (vii) any action taken by CECity, the Shareholders or Buyer pursuant to Section 6.3, (viii) any breach, violation or non-performance of any provision of this Agreement by Buyer or any of its Affiliates, (ix) the negotiation, announcement, pendency or consummation of, or the taking of any action contemplated by, this Agreement, including by reason of the identity of Buyer or any communication by Buyer regarding the plans or intentions of Buyer with respect to the Business and including the impact of any of the foregoing on relationships with customers, suppliers, vendors, lenders, officers, employees or Governmental Authorities and any suit, action or proceeding arising therefrom or in connection therewith, (x) any item or items set forth in the Disclosure Schedule or (xi) any failure (in and of itself) by the CECity or CECity Subsidiary to meet any revenue, earnings, or other financial projections or forecasts.

Attachment I-7

“Material Contracts” shall have the meaning set forth in Section 4.17.

“Member Interest” shall have the meaning set forth in Section 4.17.

“Net Working Capital” shall mean, as outlined and described on Exhibit B, (i) the current assets of CECity and CECity Subsidiary other than Cash Equivalents minus (ii) the current liabilities of CECity and CECity Subsidiary other than Indebtedness, in each case as calculated in the manner set forth on Exhibit B.

“Outside Date” shall have the meaning set forth in Section 9.1(b).

“Owned Real Property” shall mean any real property owned by CECity.

“Permits” shall have the meaning set forth in Section 4.6.

“Permitted Encumbrances” shall mean:

(i) Encumbrances identified on Section A(4) of the Disclosure Schedule or specifically identified on the Financial Statements (including in the notes thereto);

(ii) all Encumbrances approved in writing by Buyer;

(iii) easements, rights-of-way, servitudes, permits, licenses, surface leases and other rights; conditions, covenants or other restrictions; and easements for streets, alleys, highways, telephone lines, power lines and railways, and all matters of record, over or in respect of any Real Property;

(iv) Encumbrances for Taxes, assessments, or other governmental charges not yet due or payable or that are being contested in good faith by appropriate proceedings;

(v) any materialman’s, mechanics’, repairman’s, employees’, contractors’, operators’, landlord’s or other similar liens arising in the ordinary course of business for amounts that are not delinquent;

(vi) Encumbrances arising under conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business for amounts that are not delinquent;

(vii) licenses of or other grants of rights to use or obligation with respect to Intellectual Property;

(viii) all Encumbrances, Contracts, agreements, instruments, obligations, defects and irregularities affecting or encumbering the assets that individually or in the aggregate are not such as to materially and adversely interfere with the operation of the Business as currently conducted;

Attachment I-8

(ix) Encumbrances that have been placed by any developer, landlord or other third party on property over which CECity has easement rights or on any Leased Real Property and subordination or similar agreements relating thereto;

(x) deed restrictions limiting the use of Real Property to commercial, industrial non-residential uses;

(xi) any restrictions imposed on the use of the Real Property imposed by Governmental Authorities as part of environmental Cleanup;

(xii) Encumbrances that will be released and, as appropriate, removed of record, at or prior to the Closing Date; and

(xiii) in the case of securities, the restrictions imposed by federal, state and foreign securities laws.

“Person” shall mean any individual, corporation, limited liability company, partnership, trust or other entity.

“PHSI” shall have the meaning set forth in the preamble.

“Pre-Closing Tax Period” shall mean any Tax period (or portion thereof) ending on or before the Closing Date.

“Pre-Closing Taxes” shall mean (i) all Taxes imposed on or incurred by CECity or CECity Subsidiary with respect to Pre-Closing Tax Periods, (ii) all Taxes imposed on or incurred by CECity or CECity Subsidiary with respect to the portion of a Straddle Period ending on the Closing Date, and (iii) all Taxes of any Person (other than CECity or CECity Subsidiary) imposed on or incurred by CECity or CECity Subsidiary pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, or by Contract (other than any Contract entered into in the ordinary course of business not primarily related to Taxes), which Taxes relate to an event or transaction occurring before the Closing Date, provided, however, that Pre-Closing Taxes shall not include any Taxes to the extent such Taxes are reflected as a liability in the calculation of Final Net Working Capital.

“Preliminary Adjustment Statement” shall have the meaning set forth in Section 2.3(b)(i).

“Preliminary Purchase Price” shall equal $400,000,000 (i) plus, if the Estimated Net Working Capital exceeds the Reference Net Working Capital, an amount equal to such excess, and (ii) minus, if the Reference Net Working Capital exceeds the Estimated Net Working Capital, an amount equal to such excess, and (iii) plus, the Estimated Closing Cash Amount, if any, and (iv) minus, the Estimated Closing Indebtedness Amount, if any.

“Privilege” shall mean all privileges that may be asserted under applicable Law including privileges arising under or relating to the attorney-client relationship (including the attorney-client and work product privileges).

“Pro Rata Portion” shall mean, with respect to any Shareholder, a percentage equal to the percentage set forth in the column titled “Pro Rata Portion” on Attachment I.

Attachment I-9

“R&D Credit” shall have the meaning set forth in Section 7.6.

“Real Property” shall mean, collectively, the Leased Real Property and the Owned Real Property.

“Reference Net Working Capital” shall mean $1,251,100.

“Reference Net Working Capital Statement” shall mean the statement of Net Working Capital attached hereto as Exhibit B.

“Regulatory Law” shall mean the Sherman Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914, and all other federal, state or foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including any antitrust, competition or trade regulation Laws, that are designed or intended to (a) prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, or (b) protect the national security or the national economy of any nation.

“Related Persons” shall have the meaning set forth in Section 4.15(b).

“Release” shall mean any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, groundwater or property.

“Released Person” shall have the meaning set forth in Section 10.18.

“Releasee” as described in Section 6.17.

“Released Claims” as described in Section 6.17.

“Releasing Person” shall have the meaning set forth in Section 10.18.

“Representative” shall mean, with respect to any Person, each of such Person’s directors, officers, employees, representatives, attorneys, accountants, advisors and agents.

“Restricted Period” as described in Section 6.8.

“Review Period” shall have the meaning set forth in Section 2.3(b)(ii).

“Sale Process” means all matters, whether occurring before or after the date of this Agreement, relating to the negotiations or discussions with respect to any offer or proposal regarding the sale of CECity and all activities in connection therewith, including matters relating to (i) the solicitation of proposals from third parties in connection with the sale of CECity or (ii) the drafting, negotiation or interpretation of any of the provisions of this Agreement.

“Section 338(h)(10) Election” shall have the meaning set forth in Section 7.7(b).

“Securities Act” shall mean the Securities Act of 1933, as amended.

Attachment I-10

“Shareholder Indemnified Parties” shall have the meaning set forth in Section 9.4(b).

“Shareholders” shall have the meaning set forth in the Preamble hereof.

“Shareholders Agreement” shall mean the Amended and Restated Stock Restriction and Purchase Agreement, dated as of December 21, 2006, by and among CECity, Lloyd Myers, Deborah Myers, Simone Karp, Henry Karp, Andrew Rabin, Rita Rabin, Zoel Silverman and Bonnie Silverman, as amended from time to time.

“Shareholders’ Representative” shall mean Lloyd Myers.

“Shares” shall have the meaning set forth in Section 4.1(b).

“Solvent” shall mean, with respect to any Person, that (i) the fair saleable value of the property of such Person and its Subsidiaries is, on the date of determination, greater than the total amount of Liabilities of such Person and its Subsidiaries as of such date, (ii) such Person and its Subsidiaries are able to pay all Liabilities of such Person and its Subsidiaries as such Liabilities mature and (iii) such Person and its Subsidiaries do not have unreasonably small capital for conducting the business theretofore or proposed to be conducted by such Person and its Subsidiaries. In computing the amount of contingent or unliquidated Liabilities at any time, such Liabilities will be computed at the amount which, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured Liability.

“Straddle Period” shall mean any taxable period which includes but does not end on the Closing Date.

“Subsidiary” of a Person shall mean a corporation, partnership, joint venture, association, limited liability company or other entity of which such Person owns, directly or indirectly, more than 50% of the outstanding voting stock or other ownership interests. For the sake of clarity, the term “Subsidiary” when used with respect to CECity shall include Revolution Q LLC so long as it constitutes a “Subsidiary” of CECity under this definition at the time of the applicable determination.

“Tax Adjustment” shall have the meaning set forth in Section 7.7(a).

“Tax Audit” shall have the meaning set forth in Section 7.1.

“Tax Authority” shall mean a Governmental Authority or any subdivision, agency, commission or authority thereof, or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Taxes” shall mean any charges, fees, levies, imposts, duties, or other assessments of a similar nature, including income, alternative or add-on minimum, gross receipts, profits, lease, service, service use, wage, wage withholding, employment, workers compensation, business occupation, occupation, premiums, environmental, estimated, excise, sales, use, transfer, license, payroll, franchise, severance, stamp, occupation, windfall profits, withholding, social security, unemployment, disability, ad valorem, escheat or unclaimed property, estimated,

Attachment I-11

highway use, commercial rent, capital stock, paid up capital, recording, registration, property, real property gains, real estate, value added, business license, custom duties, or other tax or governmental fee of any kind whatsoever, imposed or required to be withheld by any Tax Authority including any interest, additions to tax, or penalties applicable or related thereto, whether disputed or not, and including the obligation to assume or otherwise succeed to the Tax liability of any other Person.

“Tax Return” shall mean any return, report, certificate, form or similar statement or document (including any related or supporting information or schedule attached thereto and any information return, amended tax return, claim for refund or declaration of estimated tax) required or permitted to be supplied to, or filed with, a Tax Authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws relating to any Tax.

“Third Party Claim” shall mean any Action brought, asserted or commenced by any Person, other than by a Shareholder Indemnified Party or a Buyer Indemnified Party, against any Shareholder Indemnified Party or Buyer Indemnified Party.

“Transaction Documents” means this Agreement, the Escrow Agreement, the Employment Agreements and any certificate or instrument delivered hereunder.

“Transaction Expenses” means all fees, costs and expenses incurred by or on behalf of CECity or any Shareholder from January 1, 2015 through the Closing that relate to (i) the proposed disposition of all or a portion of the business of CECity, or the process of identifying, evaluating and negotiating with prospective purchasers of all or a portion of the business of CECity, (ii) the investigation and review conducted by Buyer and its Representatives, and any investigation or review conducted by other prospective purchasers of all of a portion of the business of CECity, with respect to the business of CECity (and the furnishing of information to Buyer and its Representatives and such other prospective purchasers and their representatives in connection with such investigation and review), (iii) the negotiation, preparation, review, execution, delivery or performance of this Agreement (including the Disclosure Schedules), or any exhibit, certificate, opinion, agreement or other instrument or document delivered or to be delivered in connection with this Agreement or the transactions contemplated hereby, and (iv) the consummation of the sale of the Shares or any of the transactions contemplated hereby, which shall include any change of control or similar payments required to be made by CECity to its officers and employees pursuant to Contracts existing as of the Closing Date, regardless of when actually payable, including those payments described on Section 4.10(h) of the Disclosure Schedule; provided, however, that “Transaction Expenses” shall not include any Transfer Taxes.

“Transaction Tax Deductions” means any item of loss, deduction, or credit resulting from or attributable to costs and expenses of CECity and CECity Subsidiary related to or arising out of the transactions contemplated by this Agreement or taken into account in determining the Final Purchase Price (including any Transaction Expenses).

“Transfer Taxes” shall have the meaning set forth in Section 7.2.

“Transferred Employee” shall have the meaning set forth in Section 6.5(a).

Attachment I-12

“Treasury Regulations” shall mean the final, temporary and proposed regulations promulgated by the United States Treasury Department under the Code.

“Unaudited Financial Statements” shall have the meaning set forth in Section 4.4.

“Wholly Owned Subsidiary” shall mean, with respect to any Person, any Subsidiary of such Person if all of the common stock or other similar equity ownership interests in such Subsidiary (other than any director’s qualifying shares or investments by foreign nationals mandated by applicable Law) is owned directly or indirectly by such Person.

Attachment I-13